UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 10

Amendment No. 2

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

ML BLUETREND FUTURESACCESS LLC
(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	26-2581977 (I.R.S. Employer Identification No.)

c/o MERRILL LYNCH ALTERNATIVE INVESTMENTS LLC
4 World Financial Center
250 Vesey Street, 6th Floor
New York, NY 10080

Barbra E.  Kocsis
Merrill Lynch Alternative Investments LLC
1200 Merrill Lynch Drive (1B)
Pennington, NJ 08534
(609) 274-5838
__________________________

Copies to:

Mark Borrelli
Sidley Austin LLP
One South Dearborn
Chicago, Illinois 60603

Securities to be registered pursuant to Section 12(b) of the Act: NONE

Securities to be registered pursuant to Section 12(g) of the Act:  Units of Limited Liability Company Interest
   (Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	_____	Accelerated filer	_____

Non-accelerated filer	_____	Smaller reporting company	X

i

Item 1: BUSINESS

(a)	General development of business

ML BlueTrend FuturesAccess LLC (the “Fund”) is a Delaware limited liability company, formed on May 8, 2008, that retains a single professional commodity trading advisor (“CTA”) to manage the Fund’s speculative trading of commodity futures and forward contracts, other commodity interests and options on each of the foregoing.  Merrill Lynch Alternative Investments LLC (the “Sponsor”) is the sponsor of the Fund.  BlueCrest Capital Management LLP (the “Trading Advisor”) is the CTA of the Fund, and is not affiliated with the Sponsor or the Fund.

The Fund will file annual, quarterly and current reports and certain other information with the Securities and Exchange Commission (“SEC”).  Persons may read and copy any documents the Fund files at the SEC’s public reference room at 100 F Street, NE, Washington D.C.  20549 on official business days between the hours of 10 a.m. and 3 p.m.  You may obtain information on the operation at the public reference room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.  A copy of any such filings will be provided free of charge to any investor in the Fund (“Investor”) upon written request to the Fund at its business address, c/o Merrill Lynch Alternative Investments LLC, 4 World Financial Center 250 Vesey Street, 6th Floor New York, NY 10080.

Plan of Operation

The Fund commenced trading on September 1, 2008.  The Fund’s objective is long-term appreciation through systematic trend-following trading strategies.

Under its limited liability company operating agreement (the “Operating Agreement”), the Fund has delegated the exclusive management of all aspects of the business and administration of the Fund to the Sponsor, a Delaware limited liability company.  The Sponsor is registered with the Commodity Futures Trading Commission (“CFTC”) as a Commodity Pool Operator (“CPO”) and as a CTA and is a member of the National Futures Association (“NFA”) in such capacities.  The Sponsor is also registered with the SEC as an investment adviser and transfer agent.

The Fund’s offering materials were prepared in accordance with applicable CFTC rules and will be filed with and reviewed by NFA prior to their distribution to potential investors.  The Fund’s units of limited liability company interest (“Units”) are privately offered pursuant to Rule 506 under Regulation D of the Securities Act of 1933, as amended (the “Securities Act”).

The Fund’s assets may be used to engage in the trading of commodity futures contracts, other commodity interests, options, and forward contracts pursuant to the investment methodology of the Trading Advisor.  The Sponsor was responsible for selecting and will be responsible for monitoring the Trading Advisor, and it may replace the Trading Advisor in the future, in its sole discretion.  The Sponsor selected the Trading Advisor based on the Sponsor’s diligence on the Trading Advisor, the markets the Trading Advisor is active in and the Trading Advisor’s past performance.  The Sponsor may add additional trading advisors, but is unlikely to do so absent removal or resignation of the current Trading Advisor.

The Trading Advisor attempts to achieve for the Fund the objective of its trading model, the BlueTrend Program (the “Trading Program”).  The Trading Program is a systematic trend following system, its decision-making inputs are 100% technical.  The Trading Advisor aims to apply scientific techniques to the analysis and modeling of markets, thereby seeking to deliver reliable trading systems with absolute returns and superior risk and rewards.  The Trading Program trades daily across 150+ futures products in equity indexes, fixed income, foreign exchange, energy, metals, agriculturals and soft commodities on the principal futures exchanges in the US, Asia, Europe, UK and Japan.  Sectors traded include equities, bonds, interest rates, and commodities, including agricultural, base metals, precious metals, energies and forwards on foreign currency.  The reference price of the transaction and the daily mark to market are based on the relevant futures contract settlement price set by the exchange.

The Trading Program seeks to achieve long-term appreciation in the value of its assets and to maintain an exceptional risk/return ratio by focusing on continuous research and development.  The Trading Advisor’s systematic research team combines research, model development and implementation and execution functions.  The Fund’s portfolio construction is regularly reviewed to attempt to deliver superior returns while maintaining diversity.

The Fund’s fiscal year ends on December 31.

As the Fund trades primarily in commodity interests rather than securities, the Fund qualifies for an exception from and is not registered as an investment company under the Investment Company Act of 1940, as amended (the “Company Act”).  Consequently, Investors will not have the benefit of the investor protection provisions afforded by the Company Act.

(b)	Financial Information about Segments

The Fund’s business constitutes only one segment: a speculative “commodity pool.” The Fund does not engage in sales of goods or services.

(c)	Narrative Description of Business

General

The Fund trades futures across over 150 futures products in equity indexes, fixed income, foreign exchange, energy, metals, agriculturals and soft commodities with the objective of achieving long-term asset appreciation through continuous research and development of the Trading Program.  One of the aims of the Fund is to provide diversification for Investors’ portfolios by offering access to an investment field that has often had a low degree of performance correlation with traditional stock and bond holdings.  However, investment in the Fund is only appropriate for a limited portion of that segment of an Investor’s portfolio which is intended to be invested in investments that bear a high level of risk.  Traditional portfolios invested in stocks, bonds and cash equivalents can be diversified by allocating a portion of their assets to non-traditional investments such as managed futures.

Because of its potential non-correlation with the performance of stocks and bonds, managed futures can help to improve long-term returns and reduce portfolio volatility, although there can be no assurance that the Fund will achieve these objectives or avoid substantial losses.  Below is a chart showing the relationships between the Fund, the Sponsor and several of the major service providers to the Fund.

*The Sponsor sponsors and manages a variety of alternative investment funds, including the Fund, other funds within the FuturesAccess Program (“FuturesAccess Funds”), other commodity pools and funds which trade primarily in securities rather than commodities, including hedge funds, funds of funds and private equity funds.

The Sponsor

The Sponsor is a wholly-owned subsidiary of Merrill Lynch Investment Managers, L.P.  (“MLIM”), which, in turn, is 99% owned by Merrill Lynch & Co., Inc.  (“ML & Co.”).  MLIM is 1% owned by its general partner, Princeton Services, Inc.  MLIM is a wholly-owned subsidiary of Bank of America Corporation.  For convenience, ML & Co. and its affiliated entities are sometimes collectively referred to as “Merrill Lynch.”

The Sponsor sponsors and manages a variety of alternative investments, including hedge funds, funds of funds, private equity and managed futures funds.  The Sponsor’s capabilities in this field of investment date back as far as 1986 through its predecessor organizations.  The Sponsor and its affiliates act as general partner, sponsor or investment manager for a number of hedge funds, single-manager feeder funds, funds of funds, managed futures and private equity funds.  One of these fund of funds, ML Systematic Momentum FuturesAccess LLC (“Systematic Momentum”), is the sole investor in certain Units of the Fund; however there are additional investors in the other classes of Units.

The Trading Advisor

The Trading Advisor is an alternative asset manager based in London, managing over $14.5 billion across its funds.  The Trading Advisor is exempt from registration with the CFTC as a CTA and CPO.  The two founders of the Trading Advisor, Michael Platt and William Reeves, were both managing directors and senior proprietary traders at JP Morgan.  Mr. Platt and Mr. Reeves left JP Morgan to establish the Trading Advisor in 2000 with an initial $117 million of assets under management.  Since then, it has been the Trading Advisor’s objective to construct a trading infrastructure of investment bank quality, from which it can build investment teams and manage new funds, offering superior returns to investors.

The Trading Advisor currently has approximately 334 employees, of whom sixty are principals.  The Trading Advisor is approximately 75% owned by its principals and 25% by a wholly owned subsidiary of Man Group plc.  The Trading Advisor has its principal office at 40 Grosvenor Place, London SW1X  7AW.

The Fund and the Sponsor have entered into an advisory agreement with the Trading Advisor whereby the Trading Advisor will trade in the international futures and forwards markets pursuant to the Trading Program.  In the Trading Program, which the Trading Advisor has traded since April 2004, the Trading Advisor applies a systematic trend following strategy.

The Trading Advisor is a systematic trend follower, its decision-making inputs are 100% technical.  There is no discretionary factor in the trading program, other than identifying which counterparty to use when executing trades.  The Trading Advisor aims to apply scientific techniques to the analysis and modeling of markets, thereby seeking to deliver reliable trading systems with absolute returns and superior risk and rewards.  In implementing the Trading Program, the Trading Advisor, on behalf of the Fund, trades daily across 150+ futures products in equity indexes, fixed income, foreign exchange, energy, metals, agriculturals and soft commodities on the principal futures exchanges in the US, Asia, Europe, UK and Japan.  Sectors traded include equities, bonds, interest rates, and commodities, including agricultural, base metals, precious metals, energies and forwards on foreign currency.  The reference price of the transaction and the daily mark to market are based on the relevant futures contract settlement price set by the exchange.

The Fund accesses the Trading Program by placing funds allocated to trading all or substantially all of its assets in a CFTC-regulated managed account held by Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), the Fund’s commodity broker.  Funds are also held at MLPF&S in London through which foreign currency forwards are processed.  The Fund also utilizes custody accounts with PNC Trust Company.

The Trading Advisor has the sole and exclusive authority and responsibility for directing the Fund’s trading, subject to the Sponsor’s fiduciary authority to intervene to overrule or unwind trades if the Sponsor deems that doing so is necessary or advisable for the protection of the Fund.  The Fund or the Sponsor may also override the trading instructions of the Trading Advisor to the extent necessary:  (i) to fund any distributions or redemptions of the Fund’s Units to be made by the Fund; (ii) to pay the Fund’s expenses; and/or (iii) to comply with speculative position limits; provided that the Fund and the Sponsor shall permit the Trading Advisor three days in which to liquidate positions for the purposes set forth in clauses (i)-(ii) prior to exercising its override authority.  The Trading Advisor will have no liability for the results of any of the Sponsor’s interventions in (i)-(ii), above.

The advisory agreement will terminate immediately if the Fund is terminated and dissolved by the Sponsor.  The advisory agreement may be terminated at any time by the Trading Advisor on 90 days’ notice in the event it independently determines not to pursue the trading strategy in which it engages on behalf of the Fund for any account.  After December 31, 2011, the advisory agreement may be terminated by the Fund or the Trading Advisor upon 120 days’ notice.

Either the Sponsor or the Trading Advisor have the ability to terminate the advisory agreement upon 30 days’ notice as of the end of the first full calendar quarter subsequent to March 31, 2010, if, as of March 31, 2010, the Fund does not have an aggregate capitalization of at least $50 million, or as of the end of the first full calendar quarter subsequent to March 31, 2011 if, as of March 31, 2011, the Fund does not have an aggregate capitalization of at least $100 million.  The Fund and/or the Sponsor, on the one hand, or the Trading Advisor, on the other, may terminate the advisory agreement as a result of a material breach of the advisory agreement by the other party, after due written notice (as specified therein), effective when actually received by the other party, and an opportunity to cure.

Upon the dissolution of the Fund, the Sponsor (or, if the Sponsor has withdrawn, such other liquidator as the Investors may, by vote of more than 50% of the outstanding Units then held by Investors, select) shall wind up the Fund’s affairs and, in connection therewith, shall distribute the Fund’s assets pursuant to the Fund’s Operating Agreement.  While there are no separate fees related to terminating the agreement, if there is an incentive fee owed to the Trading Advisor on the date of termination, such incentive fee is due on the termination of the advisory agreement.

The advisory agreement provides that the Fund will indemnify, defend and hold harmless the Trading Advisor and certain affiliated parties against losses resulting from claims relating to any indemnified person’s actions on behalf of the Fund under the advisory agreement; provided that the conduct of such person did not constitute negligence, misconduct or a breach of the advisory agreement or of any fiduciary obligation to the Fund and was done in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the Fund.

Use of Proceeds and Cash Management Income

Subscription Proceeds

The Fund’s cash will be used as security for the Fund’s trading activity and to pay the Fund’s trading losses, offset by trading gains, as well as its expenses and redemptions.  The primary use of the proceeds of the sale of the Units is to permit the Trading Advisor to trade on a speculative basis in a wide range of different futures and forwards markets on behalf of the Fund, the range of which may be limited from time to time by the specific focus of the Trading Program.  While being used for this purpose, the Fund’s assets also generally will be available for cash management.

Markets Traded

The Fund engages in speculative trading in the U.S. and non-U.S. futures and forward markets.

The Fund’s commitments to different types of markets — U.S.  and non-U.S., regulated and non-regulated — differ substantially from time to time, as well as over time.  The Fund has no policy restricting its relative commitment to any of these different types of markets.

Custody of Assets

Certain of the Fund’s cash is held by MLPF&S in customer segregated accounts and primarily invested in CFTC-eligible investments, including commercial paper, U.S. government and government agency securities, prime non-U.S. government securities, corporate notes and money market funds.

Interest

The Fund generally will earn interest, as described below, on its cash, which is deemed to include, in addition to actual cash held by the Fund, its “open trade equity,” i.e. equity attributable to unrealized gain and loss on open positions.  Cash is held primarily in U.S. dollars, and to a lesser extent in foreign currencies.  Cash does not include, and the Fund does not earn interest income on, the Fund’s gains or losses on its open forward, commodity option and certain non-U.S. futures positions since these gains and losses are not collected or paid until such positions are closed out.

The Fund’s cash may be greater than, less than or equal to the Fund’s Net Asset Value (on which the redemption value of the Units is based) primarily because Net Asset Value reflects all gains and losses on open positions as well as accrued but unpaid expenses.

MLPF&S intends to pay interest on the Fund’s cash, irrespective of how such cash is held or invested, at the most favorable rate payable by MLPF&S to accounts of Merrill Lynch affiliates, which will consist of the current federal funds rate of interest minus a spread based on the currency held.  MLPF&S will receive the amount of the spread, in addition to any amounts it receives over the federal funds rate due to its investing activities, as well as any amounts it, or its affiliates, receive in brokerage commissions as described herein.  The Fund receives interest on its cash held in excess of margin.  MLPF&S retains the additional economic benefit derived from possession of the Fund’s cash, which includes the ability to invest such cash throughout MLPF&S’s cash management programs, which may include investments in vehicles managed or sponsored by MLPF&S or its affiliates.

MLPF&S in the course of acting as commodity broker for the Fund, may lend certain currencies to, and borrow certain currencies from, the Fund.  In the course of doing so, MLPF&S both retains certain amounts of interest and receives other economic benefits.  In doing so, MLPF&S follows its standard procedures for paying interest on the assets of the commodity pools sponsored by the Sponsor and other MLPF&S affiliates and traded through MLPF&S.

Charges

The Fund will offer, four classes (“Classes”) of Units to outside investors:  Class A, Class C, Class I, and Class D.  Each Class participates on equal terms in the profits and losses of the Fund and has equal ownership rights in the equity thereof.  Classes are differentiated only by the fees paid by each and the type of investor eligible to invest in each.  Class eligibility is determined on the basis of an Investor’s total investment (“FuturesAccess Investment”) in the Sponsor’s FuturesAccess program (“FuturesAccess”) overall as well as, in the case of Class D Units, in the Fund.  A separate class of Units is not open to investment except by certain affiliates of the Sponsor and are subject to different fees and terms.  Other classes may be offered from time to time, with such terms as determined by the Sponsor in its sole discretion.

No minimum FuturesAccess Investment is required to invest in Class A or Class C Units, other than the minimum subscription amounts required to invest in the Fund.  As described in more detail below, Class A Units are subject to a sales commission of between 1.0% and 2.5%, depending on the size of the subscription, and Class C Units are not subject to a sales commission but pay a higher Sponsor’s Fee (as defined below) than the Class A Units.  Investors with total FuturesAccess Investments of $5,000,000 or more are eligible to purchase Class I Units.  Investors with investments in the Fund of $5,000,000 or more or aggregate FuturesAccess Investments of $15,000,000 or more are eligible to purchase Class D Units.

Description of Current Charges

Recipient	Nature of Payment	Amount of Payment
MLPF&S	Sales Commission
Sales commissions are based on gross subscription amounts, i.e., the total subscription prior to deduction of the sales commission.

Class A
1.00% – 2.50%

The initial sales commission applicable to subscriptions for Class A Units are as follows:

FuturesAccess Investments of less than $1,000,000                     2.5%
FuturesAccess Investments of at least $1,000,000, less than $2,000,000                                                                               2.0%
FuturesAccess Investments of at least $2,000,000, less than $3,000,000                                                                              1.5%
FuturesAccess Investments of at least $3,000,000, less than $5,000,000                                                                              1.0%

Class C
None

Class I
Up to 0.50%, subject to negotiation by individual Investors, but not to exceed 0.50% in any case

Class D
Up to 0.50%, subject to negotiation by individual Investors, but not to exceed 0.50% in any case

The Sponsor may waive or reduce sales commissions for certain Investors without entitling any other Investor to such waiver or reduction.

The Sponsor	Sponsor’s Fees (asset-based)	Class A Units (which pay sales commissions) pay the Sponsor a monthly Sponsor’s Fee of 1/12 of 1.5% of their month-end Net Asset Value.

Recipient	Nature of Payment	Amount of Payment

Class C Units (which pay no sales commissions) pay the Sponsor a monthly Sponsor’s Fee of 1/12 of 2.5% of their month-end Net Asset Value.
Class I Units (which pay sales commissions) pay the Sponsor a monthly Sponsor’s Fee of 1/12 of 1.1% of their month-end Net Asset Value.
Class D Units (which pay sales commissions) pay no Sponsor’s Fees.
Net Asset Value, for purposes of calculating the Sponsor’s Fee, is calculated prior to reduction for the Sponsor’s Fee being calculated.
The Sponsor may waive or reduce Sponsor’s Fees for certain Investors without entitling any other Investor to a waiver or reduction.

The Trading Advisor	Management Fees (asset-based)
As of the last business day of each calendar month, the Fund will pay the Trading Advisor a Management Fee equal to 1/12 of 2.0% (a 2.0% annual rate) of the average month-end Net Asset Value of each Investor’s Units, prior to reduction for any accrued Performance Fees, as described below, the Management Fee being calculated or the accrued Sponsor’s Fees. The Management Fee will be pro rated in the case of partial calendar months, but shall not be subject to rebate once paid.  The Sponsor receives approximately 50% of the 2% annual Management Fee payable by the Fund to the Trading Advisor.

Recipient	Nature of Payment	Amount of Payment
The Trading Advisor	Performance Fees
The Fund will pay to the Trading Advisor, as of each December 31 (“Performance Fee Calculation Date”), a Performance Fee equal to 25% of any New Trading Profit recognized by the Fund as of the Performance Fee Calculation Date.  When there is an accrued Performance Fee at the time any capital withdrawal is made, the Performance Fee attributable to such withdrawal will be paid.  The Performance Fee is determined by multiplying the Performance Fee that would have been paid had the date of the capital withdrawal been a Performance Fee Calculation Date by a fraction, the numerator of which is the amount of the capital withdrawal and the denominator of which is the Net Asset Value of the Fund immediately before the capital withdrawal, in each case prior to reduction for the accrued Performance Fee.  The Performance Fee will be paid from and reduce the amount of the capital withdrawal.

“New Trading Profit” equals any increase in the Net Asset Value of the Fund as of the current Performance Fee Calculation Date over the High Water Mark attributable to Fund.  The High Water Mark attributable to the Fund is equal to the highest Net Asset Value attributable to the Fund after reduction for the Performance Fee then paid, as of any preceding Performance Fee Calculation Date over the life of the Fund.  The High Water Mark shall be increased dollar-for-dollar by new subscriptions and decreased proportionately when capital withdrawals are made from the Fund (other than to pay expenses).  The proportionate High Water Mark reduction made as a result of capital withdrawals shall be calculated by multiplying the High Water Mark in effect immediately prior to such capital withdrawal by the fraction the numerator of which is the Net Asset Value of the Fund immediately following such reallocation and the denominator of which is the Net Asset Value of the Fund immediately before such capital withdrawal, in each case prior to reduction for any accrued Performance Fee.

The Performance Fee is calculated by taking 25% of New Trading Profit as of the Performance Fee Calculation Date.  For example, if an investor had a high water mark of $20,000, and the investor’s units had a value of $19,000 at the beginning of the period for which the Performance Fee is being calculated and a value of $22,000 at the end, the Performance fee would equal 25% of $2,000, or $500, and the investor’s new high water mark would equal $21,500.

MLPF&S	Brokerage Commissions
The Fund’s brokerage commissions are paid on the completion or liquidation of a trade and are referred to as “round-turn” commissions, which cover both the initial purchase (or sale) and the subsequent offsetting sale (or purchase) of a single commodity futures contract.  If 100 contracts are included in a single trade, 100 round-turn commissions are charged.  The brokerage commission rates charged in respect of different Trading Advisors may vary based on the frequency of their trading.

The “round-turn” commissions paid by the Fund on futures exchanges will in no case exceed $15 per round-turn plus fees, except in the case of certain non-U.S. contracts on which the rates may be as high as $100 per round-turn plus fees due, in part, to the large size of the contracts traded.  In general, the Sponsor estimates that aggregate brokerage commission charges (including F/X spreads) will equal approximately 0.50% per annum.

Various Banks and Dealers, including Merrill Lynch International Bank	Currency (F/X) Dealer Spreads
The Fund’s currency trades may be executed in the spot and forward foreign exchange markets (the “F/X Markets”) where there are no commissions.  Instead, the participants, banks and dealers in the F/X Markets, including Merrill Lynch International Bank (“MLIB”), take a “spread” between the prices at which they are prepared to buy and sell a particular currency, and such spreads are built into the pricing of the spot or forward contracts with the Fund.  The Sponsor anticipates that a significant portion of the  Fund’s foreign currency trades will be executed through MLIB, an affiliate of the Sponsor.

If the Fund engages in exchange for physical (“EFP”) trading, the Fund will acquire cash currency positions through banks and dealers, including Merrill Lynch.  The Fund will pay a spread when it exchanges these positions for futures.  This spread would reflect, in part, the different settlement dates of the cash and the futures contracts, as well as prevailing interest rates, but also includes a pricing spread in favor of the dealer, which will often be Merrill Lynch.

Service Providers, including Merrill Lynch Entities	Operating Costs
The Fund pays, in addition to the other expenses described above, its operating costs, including, without limitation:  ongoing offering expenses; administrative, transfer, exchange and redemption processing, legal, regulatory, filing, tax, audit, escrow, accounting and printing fees and expenses, as well as extraordinary expenses.  Operating costs are allocated pro rata among the Fund’s Classes of Units based on their respective Net Asset Values.

The Sponsor retains outside service providers to supply certain services, including, without limitation, tax reporting, accounting and escrow services.  Operating costs include the Fund’s allocable share of the fees and expenses of these outside service providers, as well as the fees and expenses of any Merrill Lynch entity or other service providers which may be retained to provide such (or other) services in the future.  Certain other costs related to FuturesAccess as a whole, including, for example, additional third party service providers and costs related to improvements over the entire platform, such as a consultant brought in to improve processes platform wide, are allocated pro rata among all FuturesAccess funds, including the Fund.  Such costs will vary significantly from period to period.

The Sponsor	Organization-al and Initial Offering Costs
The Fund charges the costs associated with the organization and initial offering of the Fund to investors by amortizing the amount over a 60 month straight line basis for purposes of calculating the trading NAV of the fund.  These costs are amortized for GAAP purposes over a 12 month period for financial reporting purposes on the annual audit and for any regulatory filings.  The Fund ultimately pays for all of these costs and will reimburse the Manager for any such costs that it advanced on behalf of the Fund.  The initial organizational and operating costs accrued prior to the filing of this Form totaled $10,000, of which $3,290 has been charged to investors to date.

N/A	Ongoing Offering Expenses
The Fund will pay its own ongoing offering expenses, which are allocated pro rata among each Class of Units in accordance with their respective net assets.  The ongoing offering expenses are not expected to exceed $100,000 per year, although they could exceed this estimate during any given year.

Conflicts of Interest

Merrill Lynch-Affiliated Entities

Other than the Trading Advisor and certain executing brokers utilized by the Trading Advisor, all of the parties involved in the operations of the Fund are affiliated with Merrill Lynch.  Consequently, many of the business terms of the Fund have not been negotiated at arm’s-length.  Were Investors to seek redress from Merrill Lynch for damages relating to the offering of the Units or the operations of the Fund, they (i) would be unlikely to have recourse against any Merrill Lynch entity, such as ML & Co. and Merrill Lynch International & Co., which is not a direct party to an agreement with the Fund, and (ii) would be likely to have such recourse even in the case of such entities only on a derivative basis, suing not individually but on behalf of the Fund.

MLPF&S and MLIB

MLPF&S executes, and MLIB acts as counterparty to, trades for many different clients in the same markets at the same time.  Consequently, other clients may receive better prices on the same trades than the Fund, causing the Fund to pay higher prices for their positions.

Many MLPF&S clients pay lower brokerage rates, and many MLIB clients lower bid-ask spreads, than the Fund.  Brokerage commissions and bid-ask spreads have a major impact on the Fund’s performance, and the cumulative effect of the higher rates paid by the Fund is material.

MLPF&S and MLIB each must allocate their resources among many different clients.  They have financial incentives to favor certain accounts over the Fund, including by devoting more business time to such other accounts or by providing lower brokerage commissions to accounts with higher trading volume than the Fund.  Because of the competitive nature of the markets in which the Fund trades, to the extent that either of MLPF&S or MLIB prefers other clients over the Fund, the Fund is likely to incur losses.

MLPF&S and MLIB do not have to compete to provide services to the Fund; consequently, there is no independent check on the quality of their services.

The Sponsor

Use of Merrill Lynch Affiliates

The majority of the service providers to the Fund, other than the Trading Advisor, the Fund’s independent registered public accounting firm and outside counsel to Merrill Lynch, are affiliates of Merrill Lynch, including the exclusive clearing broker for the Fund, MLPF&S.  Merrill Lynch negotiated with the Trading Advisor regarding the level of its advisory fees and performance-based compensation.  However, the fees paid by the Fund to any Merrill Lynch parties were established by such parties based on rates charged to similarly-situated customers rather than being negotiated, and they are higher than would have been obtained in arm’s-length bargaining.

Other Funds Sponsored by the Sponsor

The Sponsor might be able to add more value to the Fund were certain Sponsor personnel to focus exclusively on managing the Fund, but none do so.  The Sponsor benefits from operating accounts other than the Fund because such accounts generate significant revenues for it, and also diversify the Sponsor’s exposure to one or more of such accounts performing poorly.  The amount o time the Sponsor will devote to managing the Fund will vary significantly over time and is very difficult to quantify, but the Sponsor believes that the time it devotes to the Fund will be sufficient for the Sponsor to manage the Fund in accordance with its obligations and duties to the Fund.

The Sponsor sponsors or manages a total of 137 funds other than the Fund, including 15 other FuturesAccess Funds, 2 commodity pools not included in FuturesAccess and 120 funds which trade primarily in securities rather than commodities, including hedge funds, funds of funds and private equity funds.  These funds are generally privately offered and are may compete with or take positions opposite the Fund.  The Sponsor does not attempt to ensure any consistency of trading results across the pools it sponsors.  Each of these funds presents a potential conflict for the time and services of the Sponsor’s personnel and the Sponsor may have financial incentives to favor certain of such funds over the Fund, such as in cases where these other funds pay higher fees or attract more subscriptions than the Fund.

Certain clients of the Sponsor may pay materially lower brokerage rates than does the Fund.  In particular, some institutional clients of Merrill Lynch may receive, as a result of arm’s-length negotiations, better commission rates than the Fund.

There is, in general, a shortage of qualified futures trading advisors available to manage customer assets.  If the Trading Advisor has capacity, the Sponsor has a conflict of interest in selecting the Trading Advisor for the Fund and for other accounts sponsored by the Sponsor.

Because the Fund pays brokerage commissions and forward trading spreads to MLPF&S and MLIB on a per trade basis, the Sponsor has an incentive to select a trading advisor which trades in higher volume, generating more revenue for MLPF&S.

Allowing Both Direct and Indirect Investors

Investors are permitted to invest directly in the Fund, and the Fund is also an underlying fund for a fund of funds managed by the Sponsor, and potentially may be an underlying fund for additional funds of funds managed by the Sponsor.  Under certain circumstances, the potentially disparate interests of the direct Investors and the relevant fund(s) of funds could materially adversely affect one or both groups of investors.  For example, the Sponsor, in managing the relevant fund(s) of funds, has a conflict of interest when reallocating capital away from one underlying fund, such as the Fund, to another between acting in the best interests of such fund(s) of funds investors and of the direct Investors, and, as a result, may not make allocations that the Sponsor would otherwise have considered in the best interest of the relevant fund(s) of funds.  Conversely, the Sponsor may allocate additional fund of fund(s) capital to an underlying fund, such as the Fund, even though doing so prevents the direct Investors from themselves investing more due to capacity constraints.

Permitting different sets of Investors to participate in the same underlying portfolios increases both the conflicts of interest and the potential risks to which such Investors are subject.

The Trading Advisor

Other Clients and Business Activities of the Trading Advisor

The Fund might benefit significantly from an exclusive focus by the Trading Advisor on the Fund rather than on its other accounts, including accounts owned by its principals.  The Fund could be adversely affected by the fact that the Trading Advisor trades other accounts at the same time that it is managing the Fund’s account.  The Trading Advisor has numerous different clients and financial incentives to favor certain of such clients over the Fund.  The amount of time the Trading Advisor will devote to managing the account of the Fund will vary significantly over time and is very difficult to quantify, but the Sponsor believes will be sufficient for the Trading Advisor to discharge its duties to the Fund.

Other client accounts managed by the Trading Advisor may significantly outperform the Fund.

The Trading Advisor and its principals devote a substantial portion of their business time to ventures and accounts other than managing the Fund, including, in some cases, ventures which are unrelated to futures trading.

The Trading Advisor acts, or may in the future act, as sponsor of its own single- or multi-advisor futures funds.  Such funds may, from time to time, be in direct competition with the Fund for positions in the market.  The Trading Advisor currently advises twelve accounts or funds that trade the same or substantially the same strategy as the Fund and which may be in competition for the same positions in the market.

Brokers and Dealers Selected by Trading Advisor

The Trading Advisor may require, as a condition of its managing the Fund’s account, that such account trade through certain non-Merrill Lynch brokers with which the Trading Advisor has ongoing business dealings, even though Merrill Lynch otherwise remains the exclusive clearing broker for the Fund.  The Trading Advisor may have a conflict of interest between insisting on the use of such brokers and using the brokers most advantageous for the Fund.

The Trading Advisor may execute a number of the trades for the Fund’s account through executing brokers affiliated with the Trading Advisor.

Performance Fees

The fact that the Trading Advisor is eligible to receive Performance Fees may cause it to trade in a more speculative fashion than it otherwise would.

Financial Advisors

“Financial Advisors” are the individual Merrill Lynch brokers who deal directly with Merrill Lynch clients.  Financial Advisors are compensated, in part, on the basis of the amount of securities commissions which they generate from client transactions.  Financial Advisors receive initial selling commissions and ongoing compensation on the Units they sell and have a financial incentive to encourage Investors to purchase and not to redeem their Units.

Proprietary Trading

The Sponsor, MLPF&S, the Trading Advisor, their respective affiliates, principals and related persons may trade in the commodity markets for their own accounts as well as for the accounts of their clients.  Records of this trading will not be available for inspection by Investors.  These persons may take positions which are the same as or opposite to those held by the Fund.  As a result of a neutral allocation system, testing a new trading system, trading their proprietary accounts more aggressively or other actions not in violation of their fiduciary or other duties — these persons may from time to time take positions in their proprietary accounts ahead of the positions taken for the Fund, as well as, that on occasion orders may be filled more advantageously for the account of one or more such persons than for the Fund’s account.

           Transactions Between Merrill Lynch and the Fund

The majority of the service providers to the Fund, other than the Trading Advisor, the Fund’s independent registered public accounting firm and outside counsel to Merrill Lynch, the fund’s Administrator, various print and service vendors and certain financial institutions are affiliates of Merrill Lynch, including the exclusive futures clearing broker for the Fund, MLPF&S and the exclusive forwards clearing broker, MLIB.  Merrill Lynch negotiated with the Trading Advisor regarding the level of its advisory fees and performance-based compensation.  However, the fees paid by the Fund to any Merrill Lynch parties were established by such parties based on rates charged to similarly-situated customers rather than being negotiated, and they are higher than would have been obtained in arm’s-length bargaining.

The Fund pays Merrill Lynch substantial brokerage commissions as well as bid-ask spreads on forward currency trades.  The Fund also will pay MLPF&S interest on any short-term loans extended by MLPF&S to cover losses on foreign currency positions and no limit has been set on the amount of such loans, although the Fund does not currently have a need for such loans.  Merrill Lynch retains certain economic benefits from possession of the Fund’s capital.

In the case of EFP transactions with MLIB, Merrill Lynch recognizes certain incremental profits from the “differential” at which the Fund’s cash currency positions are exchanged for futures.  Consequently, the Sponsor may have a financial incentive to encourage the Trading Advisor to trade EFPs to a greater extent than it otherwise might.

Certain entities in the Merrill Lynch organization are the beneficiary of certain of the revenues generated from the Fund.  The Sponsor controls the management of the Fund and serves as its sponsor.  Although the Sponsor has not sold any assets, directly or indirectly, to the Fund, the Sponsor makes substantial profits from the Fund due to the foregoing revenues.

No loans have been, are or will be outstanding between the Sponsor or any of its principals and the Fund.

Regulation

The Sponsor is registered with the CFTC as a CPO and a CTA and is a member of NFA in such capacities.  The Trading Advisor is exempt from registration with the CFTC as a CPO and CTA and is not a member of NFA.  MLPF&S is registered with the CFTC as a futures commission merchant and is a member of NFA in this capacity.  MLPF&S is a clearing member of the Chicago Mercantile Exchange, and is either a clearing member or member of all other principal U.S.  futures and futures options exchanges.  Other than in respect of requirements arising from the registration of the Fund’s securities under Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”), the Fund is generally not subject to regulation by the SEC.  In particular, as the Fund trades primarily in commodity interests rather than securities, the Fund qualifies for an exclusion from the definition of, and is not registered as, an “investment company” under the Company Act.  Consequently, Investors will not have the benefit of the investor protection provisions afforded by the Company Act.  However, the Sponsor itself is registered as an “investment adviser” under the Investment Advisers Act of 1940.  MLPF&S is also regulated by the SEC and the Financial Industry Regulatory Authority, Inc.

The Fund will trade currencies in the forward in addition to in the futures markets.  The forward markets are over-the-counter, not exchange, markets, and as such are not subject to the breadth of regulation applicable to the futures markets.

    Reg.  S-K Item (h)(4)(i) through (xi) – not applicable.

    (xii) The Fund has no employees.

(d)	Reports to Investors

Each month, as required by CFTC regulation, the Sponsor sends to the Investors an account statement which includes the most recent month-end net asset value of the Fund, the percentage change from the previous month, the net asset value of the Fund’s Units and a brief summary of the Fund’s income and expenses, as well as any such other information as the Sponsor may deem appropriate.  Investors will also receive, after the close of the Fund’s fiscal year, audited financial statements and the tax information necessary for the preparation of their annual federal income tax returns.

The approximate Net Asset Value per Unit is available at any time from the Sponsor upon request.

(e)	Enforceability of Civil Liabilities Against Foreign Persons

Not applicable.

Item 1A: Risk Factors

Not applicable, the Fund is a smaller reporting company.

Item 2: FINANCIAL INFORMATION

(a) Selected Financial Data

The Fund commenced trading on September 1, 2008.  The performance below is net of fees.

2009   (January 1, 2009 through September 30, 2009): (5.60)%

2008   (September 1, 2008 through December 31, 2008):  22.29%

The past performance of the Fund is not necessarily indicative of its future results.

(b) Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

The Fund does not engage in the sale of goods or services.  The Fund's assets are its (i) equity in its trading account, consisting of cash and cash equivalents and (ii) interest receivable.  Because of the low margin deposits normally required in commodity futures trading, relatively small price movements may result in substantial losses to the Fund.  Unlike margin for equity trading, margin in relation to commodity trading is not based on a percentage of the traded asset, and does not represent an equity interest in anything, but rather is a good faith cash deposit, or collateral, against the Fund’s obligations under it trading contracts, and changes daily based on changes in the value of the underlying commodities traded and the overall volatility in the particular commodities traded as determined by the clearing organization of the relevant exchange.  While substantial losses could lead to a material decrease in liquidity, no such material losses occurred during the first or second quarter of 2009.

The Fund's capital consists of the capital contributions of the members as increased or decreased by gains or losses on trading, expenses, interest income, redemptions of Redeemable Units and distributions of profits, if any.

For the nine months ended September 30, 2009, Fund capital increased 37.76% from $48,986,858 to $67,484,835.   This increase was attributable to the net gain from operations of $1,523,399, coupled with the redemption of 1,452,368 Redeemable Units resulting in an outflow of $1,752,144.  The cash outflow was offset with cash inflow of $18,724,389 due to subscription of 16,794,475 units.  Future redemptions could impact the amount of funds available for investment in commodity contract positions in subsequent months.  As of October 31, 2009, 1,995,857 Units have been redeemed for a total dollar amount of $2,426,560.

Critical Accounting Policies

In July 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) 105, Generally Accepted Accounting Principles, (ASC 105), which approved the FASB Accounting Standards Codification (the “Codification”) as the single source of authoritative nongovernmental GAAP. The Codification is effective for interim or annual periods ending after September 15, 2009. All existing accounting standards have been superseded and all other accounting literature not included in the Codification will be considered nonauthoritative. ASC 105 was not intended to change the accounting literature and did not impact the Fund’s financial condition or results of operations.  All accounting references within this report are in accordance with the new Codification.

Use of Estimates

The preparation of financial statements and accompanying notes in conformity with U.S. generally accepted accounting principles ("GAAP"') requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, income and expenses, and related disclosures of contingent assets and liabilities in the financial statements and accompanying notes.  As a result, actual results could differ from these estimates.

Statement of Cash Flows

The Fund has elected not to provide a Statement of Cash Flows as permitted by the ASC guidance for Statement of Cash Flows specifically related to the exemption of certain enterprises and the classification of cash flows from certain securities acquired for resale.

Investments

All investments (including derivatives) are held for trading purposes.  Investments are recorded on trade date and open contracts are recorded at fair value (as described below) at the measurement date.  Investments denominated in foreign currencies are translated into U.S. dollars at the exchange rates prevailing at the measurement date.  Gains or losses are realized when contracts are liquidated.  Unrealized gains or losses on open contracts are included as a component of equity in trading account on the Statements of Financial Condition.  Realized gains or losses and any change in net unrealized gains or losses from the preceding period are reported in the Statement of Operations and Statement of Members' Capital.

Fair Value Measurements

The Fund adopted guidance on fair value measurements as of January 1, 2008 which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Fund did not apply the deferral allowed for nonfinancial assets and nonfinancial liabilities measured at fair value on a nonrecurring basis.

Recent Accounting Pronouncements

In April 2009, the FASB issued guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly. This also provides additional guidance for estimating fair value in accordance with the fair value measurements when the volume and level of activity for the asset or liability have significantly decreased. This guidance also identifies circumstances that indicate a transaction is not orderly. The guidance emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. The guidance also contains enhanced disclosure requirements whereby fair value disclosures as well as certain disaggregated information will be disclosed. The adoption of this guidance has no impact on the financial statements.

In September 2009, the FASB issued Accounting Standards Update No. 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)(the "ASU 2009-12"), which is effective for interim or annual financial periods ending after December 15, 2009. At this time, the Manager is evaluating the implications of this statement.  However, the adoption is not expected to have material impact on the Fund's financial statements.

Futures Contracts

The Fund trades futures contracts.  A futures contract is a firm commitment to buy or sell a specified quantity of investments, currency or a standardized amount of a deliverable grade commodity, at a specified price on a specified future date, unless the contract is closed before the delivery date or if the delivery quantity is something where physical delivery cannot occur (such as S&P 500 Index), whereby such contract is settled in cash.  Payments ("variation margin") may be made or received by the Fund each business day, depending on the daily fluctuations in the value of the underlying contracts, and are recorded as unrealized gains or losses by the Fund.  When the contract is closed, the Fund records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.  Because transactions in futures contracts require participants to make both initial margin deposits of cash or other assets and variation margin deposits, through the futures broker, directly with the exchange on which the contracts are traded, credit exposure is limited.  Realized gains (losses) and changes in unrealized gains (losses) on futures contracts are included in the Statements of Operations and Statement of Changes in Members' Capital.

Forward Foreign Currency Contracts

Foreign currency contracts are those contracts where the Fund agrees to receive or deliver a fixed quantity of foreign currency for an agreed-upon price on an agreed future date.  Foreign currency contracts are valued daily, and the Fund's net equity therein, representing unrealized gain or loss on the contracts as measured by the difference between the forward foreign exchange rates at the dates of entry into the contracts and the forward rates at the reporting date, is included in the Statements of Financial Condition.  Realized gains (losses) and changes in unrealized gains (losses) on foreign currency contracts are recognized in the period in which the contract is closed or the changes occur, respectively and are included in the Statement of Operations and Statement of Changes in Members' Capital.

Income Taxes

Income taxes have not been provided as each member is individually liable for the taxes, if any, on their share of the Fund's income and expenses and Members' Capital.

In 2007, the Fund adopted the ASC guidance on accounting for uncertainty in income taxes.  This guidance provides how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements.  The guidance also requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Fund's financial statements to determine whether the tax positions are "more-likely-than-not" to be sustained by the applicable tax authority.  Tax positions with respect to tax at the Fund level not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax benefit or expense in the current year.  MLAI has concluded that the adoption of this guidance had no impact on the operations of the Fund for the period ended September 30, 2009 and that no provision for income tax is required in the Fund's financial statements.

Results of Operations

From September 1, 2008, the date the Fund commenced trading, through June 30, 2009, the Fund’s sole investor was Systematic Momentum, a fund of funds allocating and reallocating its capital under the direction of the Sponsor.

September 1, 2008 to December 31, 2008

The Fund experienced a net trading profit before brokerage commissions and related fees from September 1, 2008 to December 31, 2008 of $10,883,852.  Profits were primarily attributable to all of the Fund's sectors which are agriculture, energy, interest rates, metals, stock indices and currencies.  During this period, brokerage fees of $41,657, Management Fees of  $290.672, Performance Fees of $2,619,030 and other expenses of $75,400 were paid or accrued.  No Sponsors Fees were paid or accrued.

The Fund posted an overall gain in September 2008, with the biggest gain attributable to returns from short equity positions as equity prices continued to slide.  Other contributing factors to the Fund’s overall gain came from long positions in short term interest rates and short positions in crops and metals.  Currency positions were the largest detractor from performance as the U.S. dollar continued to rally against the previously established negative long-term trends particularly in the U.S. dollar versus the Euro.  The Fund has since reduced currency positions significantly.

The Fund posted an overall gain in October 2008 amidst a difficult market environment.  The biggest contribution to this overall gain in October continued to be the Fund’s short equity-related positions as equity prices continued to slide.  The Fund also posted gains on returns from its FX positions and also from short positions in commodities.  Long positions in fixed income, primarily on the short end of the curve, also contributed to the Fund’s gains.

In November 2008, the Fund posted an overall gain, with the largest portion attributable to long positions in fixed-income related instruments, as central banks around the world continued to cut interest rates, resulting in lower yields.  The Fund also profited from short equity positions, short positions in British pounds and Australian dollars versus the U.S. dollar and short energy positions.

The Fund posted an overall gain in December 2008.  The largest contributor to the Fund’s gains were its long positions in fixed-income related instruments across the curve, as yields continued to fall dramatically.  Short positions in commodities such as energy and long positions in the Euro versus short positions in the British pound also posted gains for the Fund.  Equity-related returns were flat on the month as risk in stocks was minimal.

January 1, 2009 to March 31, 2009

The Fund experienced a net trading loss before brokerage commissions and related fees from January 1, 2009 to March 31, 2009 of $598,456.  Profits were primarily attributable to the Fund's interest rates and stock indices and losses were attributable to agriculture, metals, energy and currencies sectors.  During this period, brokerage fees of $31,797, Management Fees of  $257,680 and other expenses of $41,897 were paid or accrued.  No Sponsors Fees or Performance Fees were paid or accrued.

The Fund posted an overall loss in January 2009.  The Fund’s fixed income related positions were the major detractor from performance as bond yields rose against the Fund's long positions.  The Fund’s currency positions posted overall gains due to the Fund’s long U.S. dollar positions versus the British pound and the Australian dollar.  The commodities and equities sectors contributed marginally to the Fund’s return for the month.

The Fund posted an overall loss in February 2009.  During this month, equity-index related positions were the best performing sector for the Fund.  While the Fund’s total equity exposure was a small net short position, the recent fall in equity markets was large enough to produce some small gains for the Fund.  All other sectors posted losses for the Fund.  The Fund had been concentrating its exposure in the last three months in fixed income as the Fund’s overall long exposure produced mixed results with overall losses to the Fund.  The Fund’s currency sector positions also posted losses, primarily due to the Fund’s long positions in the Euro and short positions in the Australian dollar.

In March 2009, the Fund posted an overall loss.  The Fund had long fixed-income related positions going into March and the choppiness in the markets did not change its positioning significantly.  With yields ending the month lower across the board, the Fund was able to generate strong profits in fixed income, which were not enough to offset losses from the Fund’s positions in currencies and short position in commodities.  The Fund’s biggest losses came from its currency positions.  The Fund was correctly positioned with respect to long positions in the Euro and short positions in the British pound, however the Fund was incorrectly positioned with respect to short positions in the Australian dollar, which experienced the largest price movement over the period.  The Fund’s commodity short positions posted losses as most commodities ended the month higher.

April 1, 2009 to June 30, 2009

The Fund experienced a net trading loss before brokerage commissions and related fees from April 1, 2009 to June 30, 2009 of $2,261,285.  Profits were primarily attributable to the Fund's energy, agriculture and stock indices and losses were attributable to metals, currencies and the interest rate sectors.  During this period, brokerage fees of $47,664, Management Fees of  $268,337 and other expenses of $46,697 were paid or accrued.  No Sponsors Fees or Performance Fees were paid or accrued.

The Fund posted an overall loss in April 2009.  The Fund’s losses in equity indices, currencies and commodities were muted due to the reduction of its positions in these sectors.  Fixed income was the worst performing sector, followed by currencies.  Having begun the month on a slightly bearish tone, the commodity markets were volatile as the change in economic sentiment took effect.  Despite higher than expected U.S. oil inventory numbers, energies were generally buoyed by the improved outlook, the volatility in the markets led to a reduction in the Fund’s exposure, resulting in losses for the Fund.  The Fund posted losses in the metals and agricultural markets due to their volatility.

The Fund posted a profit in May 2009.  The Fund posted profits in all sectors with the exception of currencies.  Investors became increasingly convinced that the worst of the crisis was behind them and the Fund was well positioned as equities moved higher, energies rose and short rates rallied.  The U.S. dollar was sold off as investors sold their ‘safe’ U.S. assets and chased yield.  The Fund posted profits from long positions in the New Zealand dollar versus the U.S. dollar and short positions in the U.S. dollar versus the South African rand, however, these positions could not offset the losses from the Fund’s short positions in the British pound and Swedish krona.  The improvement in sentiment and the weak United States dollar pushed energies higher as oil traded up to $66 per barrel, a level not seen since the beginning of November 2008.  The Fund posted profits in the metals sector due to its long positions in gold and silver.  The Fund also posted profits in the agricultural sector due to a rally in soymeal and soybeans.

The Fund posted an overall loss in June 2009.  Short term rates suffered a sharp reversal during the first week of June and the U.S. dollar had a similar reversal, gaining against most currencies.  Then, mid-month, the up trends in equities and commodities reversed, as sentiment became risk averse again, resulting in losses for the Fund.  Declines in non-farm payrolls caused relentless liquidation of long positions in the rates markets, erasing virtually all of the market’s 2009 gains in one session.  Bonds also suffered a sell off due to inflation fears.  The Fund posted profits in energies as oil traded above $73 a barrel to hit a seven month high, due to the improved growth prospects and a drawdown in Department of Energy inventory numbers.  The Fund posted profits in agricultural despite a 20% fall in corn.  The Fund posted losses in metals due to it not being positioned to benefit from the falls in precious metals, particularly the 13% slump in silver.

July 1, 2009 thru September 30, 2009
.
The Fund experienced a net trading profit before brokerage commissions and related fees from July 1, 2009 to September 30, 2009 of $3,222,887.  Profits were primarily attributable to the Fund's interest rate, stock indices, currencies and metals sectors while the agriculture and energy sector posted losses.  During this period, brokerage fees of $67,171, Management Fees of  $311,512, Sponsors Fees of $12,353, Performance Fees of $518,713 and other expenses of $103,738 were paid or accrued.

Profits were posted to the Fund in July as corporate earnings came in better than expected plus a series of economic figures that indicated the worst may be over including an upward revision to the United States Gross Domestic Product giving equity markets a lift in the final days of the month. Long positions in equities performed strongly as stock indices rebounded with many trading to 2009 highs. The early sell off of energies and the Fund’s subsequent risk reduction resulted in the Fund not benefiting from the energy rally, posting losses for the Fund. The currency sector posted profits to the Fund due to the rally in the New Zealand dollar, Australian dollar and the Canadian dollar. The agriculture sector posted losses to the Fund as the short positions in wheat and corn could not compensate for losses sustained in short positions in soybean and soymeal. Metals posted profits for the Fund due to a rally in copper.

Profits were posted to the Fund in August as the United States Gross Domestic Product rate of decline diminished; homes sales were buoyed and confidence bounced. The United Kingdom and Europe also had positive figures as European business and consumer confidence rose plus the United Kingdom consumer spending and retail sales were also up. Equities were the most profitable sector as the MSCI World Index (U.S. dollar) rose. The Fund held onto its long positions in stocks from July and added to them during the early part of August with the European stock indices posting the highest profits for the Fund. The United States Federal Reserve Chairman Bernanke’s comments on holding interest rates for an extended period resulted in the Fund posting profits in short position in the interest rate sector. Short positions in natural gas posted profits for the Fund which could not offset losses in the Energies sector, the poorest performing sector in August. Long positions held in the currency market began to prosper as the New Zealand dollar versus the U.S. dollar rallied and the British pound versus the Australian dollar fell. Short positions in wheat and corn were profitable but could not compensate for the for swift price action in the soy complex resulting in losses being posted to the Fund. The metals were flat as profits from our long base positions were unable to compensate for the losses sustained from our gold and silver positions.

Profits were posted to the Fund in September due to key macroeconomic data releases, including improved household and business confidence. Fixed income futures rallied as sentiment began to swing back towards interest rates being on hold for an extended period of time. The long equities positions rallied for the reasons outlined earlier with the Fund viewing most dips within the month as buying opportunities. Losses were posted to the Fund in the energy sector due to long positions in crude oil and refined energy products after unexpected build up in inventories caused a large sell off. The currency sector also posted profits to the Fund.  The United States dollar Index Future traded down to levels not seen since September 2008 as Central Banks and macro funds shunned the United States dollar on improving global sentiment. The agriculture sector posted profits to the Fund due to short wheat positions which benefited from bearish harvest yields pushing it to a year low. The metals sector also posted profits to the Fund due to long gold and silver positions, the former trading above $1000.

The Fund has no applicable off-balance sheet arrangements and tabular disclosure or contractual obligations of the type described in Items 303(a)(4) and 303(a)(5) of Regulation S-K.

Item 3: PROPERTIES

The Fund does not own or use any physical properties in the conduct of its business.  The Sponsor or an affiliate performs administrative services for the Fund from the Sponsor’s office, but the Sponsor bears its own overhead costs, including the costs of the Sponsor’s facilities.

ITEM 4: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

(a)	Security ownership of certain beneficial owners

Title of Class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Percent of Units
Units	ML Systematic Momentum FuturesAccess LLC 4 World Financial Center 250 Vesey Street, 6th Floor New York, NY 10080	49,116,740	90.06%

As of September 30, 2009, the principals of the Manager did not own any Units of Systematic Momentum FuturesAccess LLC which directly owns shares of the Fund.

(b)	Security ownership of management

The Fund has no officers or directors.  Under the terms of the Operating Agreement, the Fund’s affairs are managed by the Sponsor, which has discretionary authority over the Fund’s trading (although delegated to the Trading Advisor).  As of September 30, 2009, the Sponsor and the principals of the Sponsor did not own any Units.

(c)	Changes in Control

None.

ITEM 5: DIRECTORS AND EXECUTIVE OFFICERS

(a) and (b)  Identification of directors and executive officers.

The Fund itself has no officers or directors, but is managed by the Sponsor.  Accordingly, Investors do not receive the benefit of a direct fiduciary relationship with the officers and managers of the Sponsor.  The Sponsor has a board of managers rather than a board of directors.  In each case below, the managers and officers of the Sponsor are not independent and are employed for an indefinite term, subject to removal by the Sponsor.

The principal officers and managers of the Sponsor and their business backgrounds as of September 30, 2009 were as follows:

Name	Title	Age
JUSTIN FERRI	Chief Executive Officer and President	34
DEANN MORGAN	Vice President and Board Member	40
BARBRA E. KOCSIS	Chief Financial Officer	42

Justin Ferri is Chief Executive Officer and President of the Sponsor and a Managing Director within the MLPF&S Structured and Alternative Solutions group (“SAS”), holding the position since 2007, and has been a Vice President of IQ Investment Advisors LLC since 2005.  Prior to his role in SAS, Mr.  Ferri was a Director in the MLPF&S Global Private Client Market Investments & Origination group from 2006 to 2007 and before that, he served as a Vice President and Head of MLPF&S Global Private Client Rampart Equity Derivatives group from 2002 to 2005.  Prior to joining Merrill Lynch in 2002, Mr.  Ferri was a Vice President within the Quantitative Development group of mPower Advisors LLC from 1999 to 2002.  He graduated with a B.A. from Loyola College in Baltimore, Maryland.

Deann Morgan is a member of the Sponsor’s Board of Managers, holding the position since August 13, 2009.  Ms. Morgan has been a Vice President of the Sponsor and a Managing Director of Global Investment Solutions, heading Alternative Investments Origination for Merrill Lynch’s Global Wealth & Investment Management Group since March 2008.  From April 2006 until March 2008, Ms. Morgan was a Director for Merrill Lynch’s Investments, Wealth Management & Insurance group, where she was responsible for origination of private equity and listed alternative investments.  Between August 2004 and April 2006, Ms. Morgan worked for Merrill Lynch’s Investment Banking Group covering Asian corporate clients.  She received her M.B.A. from University of Chicago and her B.B.A. from University of Michigan.

Barbra E. Kocsis is the Chief Financial Officer for the Sponsor, and is a Director within the Merrill Lynch Global Private Client Global Infrastructure Solutions group, positions she has held since October 2006.  Ms. Kocsis has been registered with the NFA as a principal of the Sponsor since May 21, 2007.  Prior to serving in her current roles, she was the Fund Controller of the Sponsor from May 1999 to September 2006.  Before joining the Sponsor, Ms.  Kocsis held various accounting and tax positions at Derivatives Portfolio Management LLC from May 1992 until May 1999, at which time she held the position of accounting director.  Prior to that, she was an associate at Coopers & Lybrand in both the audit and tax practices.  She graduated cum laude from Monmouth College with a B.S. in Business Administration - Accounting.

(c)  Identification of certain significant employees

None.

(d)  Family relationships

None.

(e)  Business experience

See Item 5 (a) and (b) above.

(f)  Involvement in certain legal proceedings

None.

(g)  Promoters and control persons.

Not applicable.

ITEM 6: EXECUTIVE COMPENSATION

The officers of the Sponsor are remunerated by Merrill Lynch in their respective positions.  The Fund does not itself have any officers, directors or employees.  The Fund itself has no officers, directors or employees.  None of the principals, officers or employees of the Sponsor receives compensation from the Partnership.  All persons serving in the capacity of officers or executives of the Sponsor are compensated by the Sponsor in respect of their respective positions with the Sponsor.  The Sponsor receives a monthly Sponsor’s Fee from the Class A Units (which pay sales commissions) equal to 1/12 of 1.5% of their month-end Net Asset Value.  Class C Units (which pay no sales commissions) pay the Sponsor a monthly Sponsor’s Fee of 1/12 of 2.5% of their month-end Net Asset Value.  Class I Units (which pay sales commissions) pay the Sponsor a monthly Sponsor’s Fee of 1/12 of 1.1% of their month-end Net Asset Value.  MLPF&S will receive brokerage commissions and other compensation related to the Fund’s cash accounts as described elsewhere in this Form 10.

There are no compensation plans or arrangements relating to a change in control of either the Fund or the Sponsor.

ITEM 7: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

(d)	Transactions Between Merrill Lynch and the Fund

Many of the service providers to the Fund are affiliates of Merrill Lynch, although the Trading Advisor is not an affiliate of Merrill Lynch.  The Sponsor negotiated with the Trading Advisor over the level of its Management Fee and Performance Fee.  However, the fees paid by the Fund to any Merrill Lynch parties were established by such parties based on rates charged to similarly-situated customers rather than being negotiated, and they may be higher than would have been obtained in arm’s-length bargaining.

As noted above, the Fund pays Merrill Lynch substantial brokerage commissions, administrative fees, selling commissions and bid-ask spreads on forward currency trades.

Within the Merrill Lynch organization, the Sponsor is the beneficiary of the revenues received by different Merrill Lynch entities from the Fund.  The Sponsor controls the management of the Fund and serves as its promoter.  Although the Sponsor has not sold any assets, directly or indirectly, to the Fund, the Sponsor makes substantial profits from the Fund due to the foregoing revenues.

No loans have been, are or will be outstanding between the Sponsor or any of its principals and the Fund.

The Sponsor pays substantial selling commissions and trailing commissions to MLPF&S for distributing the Units.  The Sponsor is ultimately paid back for these expenditures from the revenues it receives from the Fund.

Systematic Momentum, which is operated by the Sponsor, invests in the Units but is not subject to selling commissions and the Sponsor’s Fee.

MLPF&S, an affiliate of the Sponsor, acts as the principal commodity broker for the Fund.  Additionally, the Sponsor and its affiliates may have derived certain economic benefits from possession of the Fund’s assets, as well as from foreign exchange and exchange for physical trading.

See Item 1(c) “Narrative Description of Business — Charges” for a discussion of other business dealings between the Sponsor and the Fund.

(e)	Promoters and Certain Control Persons

Not applicable.

(c)           List of All Parents

ITEM 8: LEGAL PROCEEDINGS

None.

ITEM 9: MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(f)	Market information

There is no trading market for the Units, and none is likely to develop.  Units may be redeemed or transferred subject to the conditions imposed by the Limited Liability Company Operating Agreement of the Fund, the form of which is attached hereto as Exhibit 3.02.

(g)	Holders

As of October 31, 2009, there were 13 holders of Class A, 106 holders of Class C, 23 holders of Class I and 3 holder of Class D Units.  A separate class of Units, currently held only by Systematic Momentum, is not open to investment except by certain affiliates of the Sponsor and is subject to different fees and terms. Distributions may be made in the Sponsor’s discretion, although it does not contemplate making any.

(d)           Securities authorized under equity compensation plans

None.

(e)           Performance graph

Not applicable; the Fund is a smaller reporting company.

ITEM 10: RECENT SALES OF UNREGISTERED SECURITIES

As of September 1, 2009, the Fund had issued Units at a monthly offering price as set forth in the following chart.

Effective Date of Purchase:	Number of Units Purchased:	Offering Price:
September 1, 2008	34,615,818	$ 1.0000
October 1, 2008	133,335	$ 1.0408
November 1, 2008	946,369	$ 1.1416
December 1, 2008	4,368,652	$ 1.1916
January 1, 2009	1,102,668	$ 1.2228
February 1, 2009	1,792,775	$ 1.2096
March 1, 2009	680,929	$ 1.2138
April 1, 2009	830,790	$ 1.2009
May 1, 2009	2,941,757	$ 1.1446
June 1, 2009	680,929	$ 1.2138
July 1, 2009	2,207,045	$ 1.1543
August 1 2009 (Class A)	143,325	$ 1.0000
August 1 2009 (Class C)	1,548,809	$ 1.0000
August 1 2009 (Class D)	1,126,139	$ 1.0000
August 1 2009 (Class I)	204,995	$ 1.0000
August 1 2009 (Class DS)	417,688	$ 1.1572
September 1 2009 (Class A)	126,076	$ 1.0208
September 1 2009 (Class C)	1,287,809	$ 1.0199
September 1 2009 (Class D)	0	$ 1.0221
September 1 2009 (Class I)	1,852,388	$ 1.0211
September 1 2009 (Class DS)	531,282	$ 1.1827
October 1 2009 (Class A)	31,942	$ 1.0683
October 1 2009 (Class C)	1,597,646	$ 1.0693
October 1 2009 (Class D)	384,007	$ 1.0221
October 1 2009 (Class I)	0	$ 1.0723
October 1 2009 (Class DS)	0	$ 1.2409

Units have been  privately offered and sold only to “accredited investors” as defined in Rule 501(a) under the Securities Act in reliance on the exemption from registration provided by Section 4(2) of the Securities Act or Section 4(2) of the Securities Act and Rule 506 promulgated thereunder.  No underwriting discounts or underwriting commissions will be paid in connection with such sales.

ITEM 11: DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

The securities to be registered consist of Units of limited liability company interest.

The Fund’s Operating Agreement effectively gives the Sponsor full control over the management of the Fund.  Investors have no voice in its operations.  The Sponsor is exculpated and indemnified by the Fund against claims sustained in connection with the Fund, provided that such claims were not the result of gross negligence or intentional misconduct and that the Sponsor determined that such conduct was in the best interests of the Fund.

Although Investors have no right to participate in the control or management of the Fund, they are entitled to: (i) vote on or approve certain changes to the Operating Agreement or the term of the Fund, (ii) receive annual audited financial statements, such monthly information as the CFTC requires and timely tax information; (iii) inspect the Fund’s books and records; (iv) redeem Units, barring suspension of redemptions; and (v) remove the Sponsor as manager of the Fund in accordance with the procedure as set forth in the next paragraph.

Upon at least 60 days’ written notice to the Sponsor and all Investors in the Fund, the Sponsor may be required to withdraw as manager of the Fund by a vote of Investors owning not less than 50% of the Units of the Fund.  Any such removal shall be effective as of the end of the calendar quarter in which such vote occurs.

The Operating Agreement provides for the economic and tax allocations of the Fund’s profit and loss.  Capital accounts have been established for each Unit, and for the Sponsor on a Unit-equivalent basis.  Economic allocations are based on Investors’ capital accounts (including the Sponsor’s capital account), and the tax allocations generally attempt to equalize tax and capital accounts by, for example, making a priority allocation of taxable income to Investors who redeem at a profit.  For the purposes of maintaining capital accounts, amounts payable to the Sponsor for items such as services fees are treated as if paid or payable to a third party and are not credited to the capital account or interest held in the Fund held by the Sponsor.

The Sponsor may amend the Operating Agreement in any manner not adverse to the Investors without need of obtaining their consent.  These amendments can be for clarification of inaccuracies or ambiguities, modifications in response to changes in tax code or regulations or any other changes the Sponsor deems advisable.

(a)(1)(i)  Dividend Rights.

Distributions may be made in the Sponsor’s discretion, although it does not contemplate making any.

(ii)   Terms of Conversion.

Not applicable.

(iii)   Sinking Fund Provisions.

Not applicable.

(iv)  Redemption Provisions.

Units may be redeemed as of the end of any calendar month upon 10 days’ oral or written notice.  Investors who have Merrill Lynch customer securities accounts may give such notice by contacting their Financial Advisor, orally or in writing; Investors who no longer have a customer securities account must submit written notice of redemption, with signature guaranteed by a U.S. bank or broker-dealer, to the Sponsor.  Redemption requests are irrevocable once made.  The Fund does not charge a redemption fee.  Units are redeemable at Net Asset Value as of the close of business on the date of their redemption, minus any accrued fees (including Performance Fees) and brokerage commissions.  Payment of redemption proceeds from the Fund is generally made approximately 10 business days following the redemption date, although there can be no assurance as to the timing of such payments and the Sponsor is subject to no specific limitation on the period for repayment.

There is limitation on the number or frequency of an Investor’s redemptions.  The Fund may suspend redemptions during any period for which the Sponsor is unable to value a material portion of the Fund’s positions or investments, or if the Sponsor believes that a failure to suspend redemptions would be materially adverse to continuing Investors, including, for example, situations where the bankruptcy or other distress of a broker utilized by the Fund limited the liquidity of the Fund’s portfolio.  In the event of suspension, the Fund will resume redemptions in accordance with normal redemption procedures when MLAI determines that valuations are available and/or redemptions may be resumed without a material adverse effect on existing investors, as applicable.

The Sponsor may mandatorily redeem part or all of the Units held by a particular Investor if the Sponsor determines that the Investor’s continued holding of Units could result in adverse consequences to the Fund, the Investor has a history of excessive exchanges between different FuturesAccess Funds and/or funds in the Sponsor’s HedgeAccess program (“HedgeAccess”) that is contrary to the purpose and/or efficient management of FuturesAccess or HedgeAccess or the Investor’s investment in the Units, aggregate investment in FuturesAccess is below the minimum level established by the Sponsor, or for any other reason.  Units mandatorily redeemed will be redeemed as of the specified month-end without any further action on the part of the affected Investor.

If the Fund is required to pay or withhold state, local or other taxes with respect to a particular Investor, the Fund may redeem an appropriate number of such Investor’s Units as of the end of the accounting period immediately following such payment in order to reimburse the Fund for the amount of such payment, together with interest at the 91-day Treasury bill rate as in effect as of the beginning of each calendar month, starting with the calendar month in which the payment is made, through the end of such accounting period.

As provided in the Operating Agreement, any material adverse amendment to the Fund’s redemption provisions described herein would require notice to and consent from Investors representing a majority of Units in issue.

(v)  Voting Rights.

None of the Units carry any voting rights.  However, the owners of the Units do have the power to approve the dissolution of the Fund at a specified time and to approve amendments to the Operating Agreement which are materially adverse to Investors by obtaining the consent of more than 50% of the aggregate value of the Units then owned by the Investors.  Material amendments to the Operating Agreement which are not adverse to Investors may be made without obtaining the consent of Investors.

(vi)  Classification of the Board of Directors.

Not applicable.

(vii) Liquidation Rights.

Upon the occurrence of an event causing the dissolution of the Fund, payment of creditors and distribution of the Fund’s assets will be effected as soon as practicable in accordance with the Delaware Limited Liability Company Act.  In such event, the Sponsor and each Investor will share in the assets of the Fund pro rata in accordance with their respective interests in the Fund, less any amount owing by such Investor to the Fund.

In connection with a dissolution of the Fund, the assets of the Fund will be distributed:  first, to all claims of creditors of the Fund, including creditors who are Investors; second, to establish such reserves as the Sponsor or other liquidator, in its sole discretion, may consider reasonably necessary or appropriate for any losses, contingencies, liabilities or other matters of or relating to the Fund; provided, however, that if and when the Sponsor or other liquidator, in its sole discretion, determines that the causes for such reserves have ceased to exist, the funds, if any, then held in reserve will be distributed in the manner hereinafter provided; and third, after making all final allocations contemplated by the Operating Agreement (and for such purposes treating the date of dissolution as if it were a December 31), to Investors in cash in accordance with the positive balance in each such Investor’s closing capital account as of the last day of the accounting period in which the Fund’s dissolution occurs.

(viii)  Preemption Rights.

Not applicable.

(ix)  Liability Imposed on the Stockholders.

Except as otherwise provided by law, liability of Investors for the liabilities of the Fund is limited to the capital contribution of the Investor plus its share of undistributed profits and assets, if any, including any obligation under law to return to the Fund distributions and returns of contributions.

(x)  Restriction on Alienability.

Units are subject to restriction on alienability.  Assignment, transfer or disposition of any Units or part or all of any right, title or interest in the capital or profits of the Fund by an Investor may only be effected by giving written notice to and receiving the written consent of the Sponsor and must be in compliance with federal and state securities laws.

(xi)  Provision that Discriminates Against a Stockholder.

Not applicable.

(a)(2) – (a)(5)

Not applicable.

(b)  Debt Securities.

Not applicable.

(c)   Warrants and Rights.

Not applicable.

(d) Other Securities.

Securities to be registered consist of Units of Limited Liability Company Interest.

(e) Market Information on Securities Other Than Common Equity.

Not applicable.

(f) American Depository Receipts.

Not applicable.

ITEM 12: INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS

The Fund has agreed to indemnify and hold harmless the Sponsor, its affiliates and their respective officers, employees, representatives and agents (each, a “Sponsor Party” and, collectively, the “Sponsor Parties”) from and against any losses or claims suffered or sustained by any of them by reason of the fact that a Sponsor Party is or was connected in any respect with the Fund; provided, that the conduct or omission which led to the loss or claim was in, or not opposed to, the best interests of the Fund and that such conduct or omission did not constitute gross negligence or intentional misconduct on the part of such Sponsor Party.

The Fund is obligated to advance payments asserted by a Sponsor Party to be due under the preceding paragraph pending a final determination of whether such indemnification is, in fact, due; provided, that such Sponsor Party agrees in writing to return any amounts so advanced, without interest, in the event such indemnification is finally determined not to be due.

Whether or not a Sponsor Party is entitled to indemnification will be determined by the judgment of independent counsel as to whether such Sponsor Party has reasonable grounds for asserting that indemnification is so due, unless otherwise determined by a court, arbitral tribunal or administrative forum.

In the event the Fund is made a party to any claim, dispute or litigation or otherwise incurs any loss or expense as a result of or in connection with any Investor’s activities, obligations or liabilities unrelated to the Fund’s business, the Investor must indemnify and reimburse the Fund for all loss and expense incurred, including attorneys’ fees.

ITEM 13: FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements with regard to the Fund required by this Item are included beginning on page F1.  The Fund was organized on May 8, 2008 and commenced trading on September 1, 2008.

ITEM 14: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

The Board of Managers of the Sponsor, dismissed Deloitte & Touche (“D&T”) as the independent registered public accounting firm for the Fund, effective April 20, 2009.

The reports of D&T on the Fund’s financial statements as of and for the most recent fiscal year, ending December 31, 2008, did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainties, audit scope or accounting principles.

During the Fund’s most recent fiscal year, ending December 31, 2008, and during the period from the end of the most recently completed fiscal year through April 20, 2009, there were no disagreements between the Fund and D&T on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of D&T, would have caused it to make a reference to the subject matter thereof in its report on the financial statements of the Fund for such periods.  During the Fund’s most recent fiscal year and during the period from the end of the most recently completed fiscal year through April 20, 2009, there were no “reportable events” as defined in Regulation S-K Item 304(a)(1)(v).

The Sponsor, on behalf of the Fund, has provided D&T with a copy of the foregoing disclosures and has requested that D&T furnish it with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made by the Fund set forth above.

The Board of Managers of the Sponsor, on behalf of the Fund, approved the engagement of PricewaterhouseCoopers LLP (“PwC”) as the independent registered public accounting firm for the Fund, effective April 20, 2009.  During the Fund’s most recent fiscal year (ended December 31, 2008) and during the period from the end of the most recently completed fiscal year through April 20, 2009, PwC has not been engaged as either the principal accountant to audit the Fund’s financial statements, or as an independent accountant to audit a significant subsidiary and on whom D&T was expected to express reliance in its report.  In addition, during the Fund’s most recent fiscal year (ended December 31, 2008) and during the period from the end of the most recently completed fiscal year through April 20, 2009, neither the Fund, the Sponsor, nor anyone on their behalf consulted PwC, on behalf of the Fund, regarding the application of accounting principles to a specified transaction (either completed or proposed), the type of audit opinion that might be rendered on the Fund’s financial statements, or any matter that was either the subject of a “disagreement,” as defined in Item 304(a)(1)(iv) of Regulation S-K and the instructions thereto, or a “reportable event,” as defined in Item 304(a)(1)(v) of Regulation S-K.

ITEM 15: FINANCIAL STATEMENTS AND EXHIBITS

(a)(1)           Financial Statements

The financial statements required by this Item are included beginning at page F-1.

(a)(2)           Financial statement schedules not included in this Form 10 have been omitted for the reason that they are not required or are not applicable.

(b)           Exhibits

Exhibit Designation	Description
1.01*	Form of Selling Agreement between ML BlueTrend FuturesAccess LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated.
3.01*	Certificate of Formation of ML BlueTrend FuturesAccess LLC.
3.02*	Form of Limited Liability Company Operating Agreement of ML BlueTrend FuturesAccess LLC.
10.01*	Form of Customer Agreement between ML BlueTrend FuturesAccess LLC and MLPF&S.
10.02	Advisory Agreement between ML BlueTrend FuturesAccess LLC, Merrill Lynch Alternative Investments LLC and BlueCrest Capital Management LLP.
10.03	Amendment to Advisory Agreement between ML BlueTrend FuturesAccess LLC, Merrill Lynch Alternative Investments LLC and BlueCrest Capital Management LLP.
16.01**	Letter dated October 7, 2009 from Deloitte & Touche LLP to the Securities and Exchange Commission confirming the disclosure contained in Item 14 of this Form 10.
* Incorporated by reference to the Form 10 filed on September 29, 2009.
**  Incorporated by reference to Amendment No. 1 to the Form 10 filed on October 13, 2009.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 11, 2009	ML BLUETREND FUTURESACCESS LLC By: Merrill Lynch Alternative Investments LLC Sponsor
By: /s/ Barbra E. Kocsis Name: Barbra E. Kocsis Title: Chief Financial Officer, Merrill Lynch Alternative Investments LLC

Item 1.                      Financial Statements

ML BLUETREND FUTURESACCESS LLC
(a Delaware Limited Liability Company)

STATEMENTS OF FINANCIAL CONDITION
(unaudited)

ML BLUETREND FUTURESACCESS LLC
(a Delaware Limited Liability Company)

STATEMENTS OF OPERATIONS
(unaudited)

ML BLUETREND FUTURESACCESS LLC
(a Delaware Limited Liability Company)

STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL
For the nine months ended September 30, 2009
(unaudited in Units)

ML BLUETREND FUTURESACCESS LLC
(a Delaware Limited Liability Company)

STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL
For the nine months ended September 30, 2009
(unaudited)

ML BLUETREND FUTURESACCESS LLC
(A Delaware Limited Liability Company)

FINANCIAL DATA HIGHLIGHTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009

The following per Unit data and ratios have been derived from information provided in the financial statements.

ML BLUETREND FUTURESACCESS LLC
(a Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS
(unaudited)

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ML Bluetrend FuturesAccess LLC (the “Fund”) was organized under the Delaware Limited Liability Company Act on May 8, 2008 and commenced trading activities on September 1, 2008. The Fund issues new units of limited liability company interest (“Units”) at Net Asset Value per Unit as of the beginning of each calendar month. The Fund engages in the speculative trading of futures, options on futures and forward contracts on a wide range of commodities. BlueCrest Capital Management LLP (“Bluetrend”) is the trading advisor of the Fund.

Merrill Lynch Alternative Investments LLC (“MLAI”) is the sponsor (“Sponsor”) and manager (“Manager”) of the Fund. MLAI is an indirect wholly-owned subsidiary of Merrill Lynch & Co., Inc. (“Merrill Lynch”). Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), a wholly-owned subsidiary of Merrill Lynch, is the Fund’s commodity broker. On September 15, 2008, Merrill Lynch entered into an Agreement and Plan of Merger (as amended by Amendment No. 1 dated as of October 21, 2008, the “Merger Agreement”) with Bank of America Corporation (“Bank of America”). Pursuant to the Merger Agreement, on January 1, 2009, a wholly-owned subsidiary of Bank of America merged with and into Merrill Lynch, with Merrill Lynch continuing as the surviving corporation and a subsidiary of Bank of America.

In the opinion of management, these interim financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial position of the Fund as of September  30, 2009 and the results of its operations for the nine months ended September 30, 2009.

Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been omitted.  These financial statements should be read in conjunction with the financial statements and notes thereto included in the Fund’s Annual Report on Form 10-K that will be filed with the Securities and Exchange Commission for the period ended December 31, 2009.

In July 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) 105, Generally Accepted Accounting Principles, (ASC 105), which approved the FASB Accounting Standards Codification (the “Codification”) as the single source of authoritative nongovernmental GAAP. The Codification is effective for interim or annual periods ending after September 15, 2009. All existing accounting standards have been superseded and all other accounting literature not included in the modification will be considered nonauthoritative. ASC 105 was not intended to change the accounting literature and did not impact the Fund’s financial condition or results of operations.  All accounting references within this report are in accordance with the new Codification.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

2.	CONDENSED SCHEDULE OF INVESTMENTS

The Fund’s investments, defined as Net unrealized profit (loss) on open contracts on the Statements of Financial Condition,

as of September 30, 2009 are as follows:

No individual contract’s unrealized profit or loss comprised greater than 5% of the Partners’ Capital as of September 30, 2009 or December 31, 2008.

The Fund's net unrealized profit (loss) on open forward and futures contracts as of September 30, 2009 are as follows:

3.  FAIR VALUE OF INVESTMENTS

In September 2006, the FASB issued guidance on fair value measurement. This guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The Fund adopted this guidance as of January 1, 2008. The adoption of this guidance did not have a material impact on the Fund’s financial statements.

Fair value of an investment is the amount that would be received to sell the investment in an orderly transaction between market participants at the measurement date (i.e. the exit price). All investments (including derivative financial instruments and derivative commodity instruments) are held for trading purposes.  The investments are recorded on trade date and open contracts are recorded at fair value (described below) at the measurement date. Investments denominated in foreign currencies are translated into U.S. dollars at the exchange rates prevailing at the measurement date.  Gains or losses are realized when contracts are liquidated.  Unrealized gains or losses on open contracts are included in equity in commodity futures trading account.  Any change in net unrealized gain or loss from the preceding period is reported in the Statement of Operations.

The fair value measurement guidance established a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level I – Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level I are publicly traded investments. As required, the Fund does not adjust the quoted price for these investments even in situations where the Fund holds a large position and a sale could reasonably impact the quoted price.

Level II – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of generally accepted and understood models or other valuation methodologies. Investments which are generally included in this category are investments valued using market data.

Level III – Pricing inputs are unobservable and include situations where there is little, if any, market activity for the investment. Fair value for these investments is determined using valuation methodologies that consider a range of factors, including but not limited the nature of the investment, local market conditions, trading values on public exchanges for comparable securities, current and projected operating performance and financing transactions subsequent to the acquisition of the investment. The inputs into the determination of fair value require significant management judgment. Due to the inherent uncertainty of these estimates, these values may differ materially from the values that would have been used had a ready market for these investments existed.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Sponsor’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

Following is a description of the valuation methodologies used for investments, as well as the general classification of such investments pursuant to the valuation hierarchy.

Exchange traded investments are fair valued by the Fund by using the reported closing price on the primary exchange where it trades such investments. These closing prices are observed through the clearing broker and third party pricing services. For non exchange traded investments, quoted values and other data provided by nationally recognized independent pricing sources are used as inputs into its process for determining fair values.

The independent pricing sources obtain market quotations and actual transaction prices for securities that have quoted prices in active markets. Each source has its own proprietary method for determining the fair value of securities that are not actively traded. In general, these methods involve the use of “matrix pricing” in which the independent pricing source uses observable market inputs including, but not limited to, investment yields, credit risks and spreads, benchmarking of like securities, broker-dealer quotes, reported trades and sector groupings to determine a reasonable fair market value.

Upon adoption of the fair value measurement guidance, the Fund has determined that Level I securities would include all of its futures and options contracts where it believes that quoted prices are available in an active market.

Where the Fund believes that quoted market prices are not available or that the market is not active, fair values are estimated by using quoted prices of securities with similar characteristics, pricing models or matrix pricing and these are generally classified as Level II securities. The Fund determined that Level II securities would include its forward contracts.

The following table summarizes the valuation of the Fund’s investments by the above fair value hierarchy levels as of September 30, 2009:

	Total	Level I	Level II	Level III
Net unrealized profit (loss) on open contracts
September 30, 2009	$2,871,305	$2,871,305	N/A	N/A
December 31, 2008	$854,577	$854,577	N/A	N/A

Effective January 1, 2009 the Fund adopted the guidance on disclosures about derivative instruments and hedging activities which requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. This guidance only expands the disclosure requirements for derivative instruments and related hedging activities and has no impact on Statement of Financial Condition or Statement of Operations and Expenses and Partners' Capital.

The Fund engages in the speculative trading of futures, options on futures and forward contracts on a wide range of commodities. Such contracts meet the definition of a derivative as noted in the guidance for accounting for derivative and hedging activities. The fair value amounts of and the gains and losses on derivative instruments is disclosed in the statement of financial condition and statement of operations respectively. There are no credit related contingent features embedded in these derivative contracts.

The following table indicates the trading gains and losses, by commodity industry sector. On derivative instruments for each of the nine month periods ended September 30, 2009:

The Fund is subject to the risk of insolvency of a counterparty, an exchange, a clearinghouse or MLPF&S.  Fund assets could be lost or impounded during lengthy bankruptcy proceedings.  Were a substantial portion of the Fund's capital tied up in a bankruptcy, MLAI might suspend or limit trading, perhaps causing the Fund to miss significant profit opportunities.  There are increased risks in dealing with unregulated trading counterparties including the risk that assets may not benefit from the protection afforded to "customer funds" deposited with regulated dealers and brokers.

4.     NET ASSET VALUE PER UNIT

The Net Asset Value per Unit of the different Classes at September 30, 2009 and December 31, 2008 are as follows:

5.     MARKET AND CREDIT RISKS

The nature of this Fund has certain risks, which cannot be presented on the financial statements.  The following summarizes some of those risks.

Market Risk

Derivative instruments involve varying degrees of market risk.  Changes in the level or volatility of interest rates, foreign currency exchange rates or the market values of the financial instruments or commodities underlying such derivative instruments frequently result in changes in the Fund’s Net unrealized profit (loss) on such derivative instruments as reflected in the Statements of Financial Condition.  The Fund’s exposure to market risk is influenced by a number of factors, including the relationships among the derivative instruments held by the Fund as well as the volatility and liquidity of the markets in which the derivative instruments are traded. Investments in foreign markets may also entail legal and political risks.

MLAI has procedures in place intended to control market risk exposure, although there can be no assurance that they will, in fact, succeed in doing so.  These procedures focus primarily on monitoring the trading of Bluetrend, calculating the Net Asset Value of the Fund as of the close of business on each day and reviewing outstanding positions for over-concentrations.  While MLAI does not intervene in the markets to hedge or diversify the Fund’s market exposure, MLAI may urge Bluetrend to reallocate positions in an attempt to avoid over-concentrations.  However, such interventions are expected to be unusual.  It is expected that MLAI’s basic risk control procedures will consist of the ongoing process of advisor monitoring, with the market risk controls being applied by Bluetrend.

Credit Risk

The risks associated with exchange-traded contracts are typically perceived to be less than those associated with over-the-counter (non-exchange-traded) transactions, because exchanges typically provide clearinghouse arrangements in which the collective credit (in some cases limited in amount, in some cases not) of the members of the exchange is pledged to support the financial integrity of the exchange.  In over-the-counter transactions, on the other hand, traders must rely solely on the credit of their respective individual counterparties. Margins, which may be subject to loss in the event of a default, are generally required in exchange trading, and counterparties may also require margin in the over-the-counter markets.

The credit risk associated with these instruments from counterparty nonperformance is the Net unrealized profit, if any, included in the Statements of Financial Condition. The Fund attempts to mitigate this risk by dealing exclusively with Merrill Lynch entities as clearing brokers.

The Fund, in its normal course of business, enters into various contracts, with MLPF&S acting as its commodity broker.  Pursuant to the brokerage arrangement with MLPF&S (which includes a netting arrangement), to the extent that such trading results in receivables from and payables to MLPF&S, these receivables and payables are offset and reported as a net receivable or payable and included in Equity in commodity futures trading accounts in the Statements of Financial Condition.

6.     RECENT ACCOUNTING PRONOUNCEMENTS
In April 2009, the FASB issued guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly. This also provides additional guidance for estimating fair value in accordance with the fair value measurements when the volume and level of activity for the asset or liability have significantly decreased. This guidance also identifies circumstances that indicate a transaction is not orderly. The guidance emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. The guidance also contains enhanced disclosure requirements whereby fair value disclosures as well as certain disaggregated information will be disclosed. The adoption of this guidance has no impact on the financial statements.

In September 2009, the FASB issued Accounting Standards Update No. 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)(the "ASU 2009-12"), which is effective for interim or annual financial periods ending after December 15, 2009. At this time, the Manager is evaluating the implications of this statement.  However, the adoption is not expected to have material impact on the Fund's financial statements.

7.     SUBSEQUENT EVENTS

The Fund has performed an evaluation of subsequent events and determined that there are no subsequent events that require an adjustment of or disclosure in the financial statements.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

MONTH-END NET ASSET VALUE PER UNIT

MLAI believes that the Net Asset Value used to calculate subscription and redemption value and to    report performance to investors throughout the period is the most valuable performance measure to the Members of the Fund. Therefore, the charts below referencing Net Asset Value and performance measurements are based on the Net Asset Value for financial reporting purposes as discussed in Note 4 to the financial statements.

Liquidity and Capital Resources

The Fund does not engage in the sale of goods or services.  The Fund's assets are its (i) equity in its trading account, consisting of cash and cash equivalents and (ii) interest receivable. Because of the low margin deposits normally required in commodity futures trading relatively small price movements may result in substantial losses to the Fund.  While substantial losses could lead to a material decrease in liquidity, no such material losses occurred during the nine months ended September 30, 2009 and there was no impact on the Fund’s liquidity.

The Fund's capital consists of the capital contributions of the members as increased or decreased by gains or losses on trading, expenses, interest income, redemptions of Redeemable Units and distributions of profits, if any.

For the nine months ended September 30, 2009, Fund capital increased 10.40% from $217,335,124 to $239,932,114.  This increase was attributable to the net loss from operations of $18,637,123, coupled with the redemption of 11,505,926 Redeemable Units resulting in an outflow of $17,845,847.  The cash outflow was offset with cash inflow of $59,079,960 due to subscription of 38,350,521 units.  Future redemptions could impact the amount of funds available for investment in commodity contract positions in subsequent months.

Critical Accounting Policies

Use of Estimates

The preparation of financial statements and accompanying notes in conformity with U.S. generally accepted accounting principles ("GAAP"') requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, income and expenses, and related disclosures of contingent assets and liabilities in the financial statements and accompanying notes.  As a result, actual results could differ from these estimates.

Statement of Cash Flows

The Fund has elected not to provide a Statement of Cash Flows as permitted by the ASC guidance for Statement of Cash Flows specifically related to the exemption of certain enterprises and the classification of cash flows from certain securities acquired for resale.

Investments

All investments (including derivatives) are held for trading purposes.  Investments are recorded on trade date and open contracts are recorded at fair value (as described below) at the measurement date.  Investments denominated in foreign currencies are translated into U.S. dollars at the exchange rates prevailing at the measurement date.  Gains or losses are realized when contracts are liquidated.  Unrealized gains or losses on open contracts are included as a component of equity in trading account on the Statements of Financial Condition.  Realized gains or losses and any change in net unrealized gains or losses from the preceding period are reported in the Statements of Operations and Statements of Members' Capital.

Fair Value Measurements

The Fund adopted guidance on fair value measurements as of September 1, 2008 which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Fund did not apply the deferral allowed for nonfinancial assets and nonfinancial liabilities measured at fair value on a nonrecurring basis. For more information on our fair value, see Note 3, Fair Value of Investments.

Futures Contracts

The Fund trades futures contracts.  A futures contract is a firm commitment to buy or sell a specified quantity of investments, currency or a standardized amount of a deliverable grade commodity, at a specified price on a specified future date, unless the contract is closed before the delivery date or if the delivery quantity is something where physical delivery cannot occur (such as S&P 500 Index), whereby such contract is settled in cash.  Payments ("variation margin") may be made or received by the Fund each business day, depending on the daily fluctuations in the value of the underlying contracts, and are recorded as unrealized gains or losses by the Fund.  When the contract is closed, the Fund records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.  Because transactions in futures contracts require participants to make both initial margin deposits of cash or other assets and variation margin deposits, through the futures broker, directly with the exchange on which the contracts are traded, credit exposure is limited.  Realized gains (losses) and changes in unrealized gains (losses) on futures contracts are included in the Statements of Operations and Statements of Changes in Members' Capital.

Forward Foreign Currency Contracts

Foreign currency contracts are those contracts where the Fund agrees to receive or deliver a fixed quantity of foreign currency for an agreed-upon price on an agreed future date.  Foreign currency contracts are valued daily, and the Fund's net equity therein, representing unrealized gain or loss on the contracts as measured by the difference between the forward foreign exchange rates at the dates of entry into the contracts and the forward rates at the reporting date, is included in the Statements of Financial Condition.  Realized gains (losses) and changes in unrealized gains (losses) on foreign currency contracts are recognized in the period in which the contract is closed or the changes occur, respectively and are included in the Statement of Operations and Statement of Changes in Members' Capital.

Income Taxes

Income taxes have not been provided as each member is individually liable for the taxes, if any, on their share of the Fund's income and expenses and Members' Capital.

The Fund adopted the ASC guidance on accounting for uncertainty in income taxes.  This guidance provides how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements.  The guidance also requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Fund's financial statements to determine whether the tax positions are "more-likely-than-not" to be sustained by the applicable tax authority.  Tax positions with respect to tax at the Fund level not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax benefit or expense in the current year.  MLAI has concluded that the adoption of this guidance had no impact on the operations of the Fund for the period ended September 30, 2009 and that no provision for income tax is required in the Fund's financial statements.

Results of Operations

From September 1, 2008, the date the Fund commenced  trading, through June 30, 2009, the Fund’s sole investor was Systematic Momentum, a fund of funds allocating and reallocating its capital under the direction of the Sponsor.

September 1, 2008 to December 31, 2008

The Fund experienced a net trading profit before brokerage commissions and related fees from September 1, 2008 to December 31, 2008 of $10,883,852.  Profits were primarily attributable to all of the Fund's sectors which are agriculture, energy, interest rates, metals, stock indices and currencies.

The Fund posted an overall gain in September 2008, with the biggest gain attributable to returns from short equity positions as equity prices continued to slide.  Other contributing factors to the Fund’s overall gain came from long positions in short term interest rates and short positions in crops and metals.  Currency positions were the largest detractor from performance as the U.S. dollar continued to rally against the previously established negative long-term trends particularly in the U.S. dollar versus the Euro.  The Fund has since reduced currency positions significantly.

The Fund posted an overall gain in October 2008 amidst a difficult market environment.  The biggest contribution to this overall gain in October continued to be the Fund’s short equity-related positions as equity prices continued to slide.  The Fund also posted gains on returns from its FX positions and also from short positions in commodities.  Long positions in fixed income, primarily on the short end of the curve, also contributed to the Fund’s gains.

In November 2008, the Fund posted an overall gain, with the largest portion attributable to long positions in fixed-income related instruments, as central banks around the world continued to cut interest rates, resulting in lower yields.  The Fund also profited from short equity positions, short positions in British pounds and Australian dollars versus the U.S. dollar and short energy positions.

The Fund posted an overall gain in December 2008.  The largest contributor to the Fund’s gains were its long positions in fixed-income related instruments across the curve, as yields continued to fall dramatically.  Short positions in commodities such as energy and long positions in the Euro versus short positions in the British pound also posted gains for the Fund.  Equity-related returns were flat on the month as risk in stocks was minimal.

January 1, 2009 to March 31, 2009

The Fund experienced a net trading loss before brokerage commissions and related fees from January 1, 2009 to March 31, 2009 of $598,456.  Profits were primarily attributable to the Fund's interest rates and stock indices and losses were attributable to agriculture, metals, energy and currencies sectors.

The Fund posted an overall loss in January 2009.  The Fund’s fixed income related positions were the major detractor from performance as bond yields rose against the Fund's long positions.  The Fund’s currency positions posted overall gains due to the Fund’s long U.S. dollar positions versus the British pound and the Australian dollar.  The commodities and equities sectors contributed marginally to the Fund’s return for the month.

The Fund posted an overall loss in February 2009.  During this month, equity-index related positions were the best performing sector for the Fund.  While the Fund’s total equity exposure was a small net short position, the recent fall in equity markets was large enough to produce some small gains for the Fund.  All other sectors posted losses for the Fund.  The Fund had been concentrating its exposure in the last three months in fixed income as the Fund’s overall long exposure produced mixed results with overall losses to the Fund.  The Fund’s currency sector positions also posted losses, primarily due to the Fund’s long positions in the Euro and short positions in the Australian dollar.

In March 2009, the Fund posted an overall loss.  The Fund had long fixed-income related positions going into March and the choppiness in the markets did not change its positioning significantly.  With yields ending the month lower across the board, the Fund was able to generate strong profits in fixed income, which were not enough to offset losses from the Fund’s positions in currencies and short position in commodities.  The Fund’s biggest losses came from its currency positions.  The Fund was correctly positioned with respect to long positions in the Euro and short positions in the British pound, however the Fund was incorrectly positioned with respect to short positions in the Australian dollar, which experienced the largest price movement over the period.  The Fund’s commodity short positions posted losses as most commodities ended the month higher.

April 1, 2009 to June 30, 2009

The Fund experienced a net trading loss before brokerage commissions and related fees from April 1, 2009 to June 30, 2009 of $2,261,285.  Profits were primarily attributable to the Fund's energy, agriculture and stock indices and losses were attributable to metals, currencies and the interest rate sectors.

The Fund posted an overall loss in April 2009.  The Fund’s losses in equity indices, currencies and commodities were muted due to the reduction of its positions in these sectors.  Fixed income was the worst performing sector, followed by currencies.  Having begun the month on a slightly bearish tone, the commodity markets were volatile as the change in economic sentiment took effect.  Despite higher than expected U.S. oil inventory numbers, energies were generally buoyed by the improved outlook, the volatility in the markets led to a reduction in the Fund’s exposure, resulting in losses for the Fund.  The Fund posted losses in the metals and agricultural markets due to their volatility.

The Fund posted a profit in May 2009.  The Fund posted profits in all sectors with the exception of currencies.  Investors became increasingly convinced that the worst of the crisis was behind them and the Fund was well positioned as equities moved higher, energies rose and short rates rallied.  The U.S. dollar was sold off as investors sold their ‘safe’ U.S. assets and chased yield.  The Fund posted profits from long positions in the New Zealand dollar versus the U.S. dollar and short positions in the U.S. dollar versus the South African rand, however, these positions could not offset the losses from the Fund’s short positions in the British pound and Swedish krona.  The improvement in sentiment and the weak United States dollar pushed energies higher as oil traded up to $66 per barrel, a level not seen since the beginning of November 2008.  The Fund posted profits in the metals sector due to its long positions in gold and silver.  The Fund also posted profits in the agricultural sector due to a rally in soymeal and soybeans.

The Fund posted an overall loss in June 2009.  Short term rates suffered a sharp reversal during the first week of June and the U.S. dollar had a similar reversal, gaining against most currencies.  Then, mid-month, the up trends in equities and commodities reversed, as sentiment became risk averse again, resulting in losses for the Fund.  Declines in non-farm payrolls caused relentless liquidation of long positions in the rates markets, erasing virtually all of the market’s 2009 gains in one session.  Bonds also suffered a sell off due to inflation fears.  The Fund posted profits in energies as oil traded above $73 a barrel to hit a seven month high, due to the improved growth prospects and a drawdown in Department of Energy inventory numbers.  The Fund posted profits in agricultural despite a 20% fall in corn.  The Fund posted losses in metals due to it not being positioned to benefit from the falls in precious metals, particularly the 13% slump in silver.

July 1, 2009 thru September 30, 2009

The Fund experienced a net trading profit before brokerage commissions and related fees from July 1, 2009 to September 30, 2009 of $3,222,887.  Profits were primarily attributable to the Fund's interest rate, stock indices, currencies and metals sectors while the agriculture and energy sector posted losses.

Profits were posted to the Fund in July as corporate earnings came in better than expected plus a series of economic figures that indicated the worst may be over including an upward revision to the United States Gross Domestic Product giving equity markets a lift in the final days of the month. Long positions in equities performed strongly as stock indices rebounded with many trading to 2009 highs. The early sell off of energies and the Fund’s subsequent risk reduction resulted in the Fund not benefiting from the energy rally, posting losses for the Fund. The currency sector posted profits to the Fund due to the rally in the New Zealand dollar, Australian dollar and the Canadian dollar. The agriculture sector posted losses to the Fund as the short positions in wheat and corn could not compensate for losses sustained in short positions in soybean and soymeal. Metals posted profits for the Fund due to a rally in copper.

Profits were posted to the Fund in August as the United States Gross Domestic Product rate of decline diminished; homes sales were buoyed and confidence bounced. The United Kingdom and Europe also had positive figures as European business and consumer confidence rose plus the United Kingdom consumer spending and retail sales were also up. Equities were the most profitable sector as the MSCI World Index (U.S. dollar) rose. The Fund held onto its long positions in stocks from July and added to them during the early part of August with the European stock indices posting the highest profits for the Fund. The United States Federal Reserve Chairman Bernanke’s comments on holding interest rates for an extended period resulted in the Fund posting profits in short position in the interest rate sector. Short positions in natural gas posted profits for the Fund which could not offset losses in the Energies sector, the poorest performing sector in August. Long positions held in the currency market began to prosper as the New Zealand dollar versus the U.S. dollar rallied and the British pound versus the Australian dollar fell. Short positions in wheat and corn were profitable but could not compensate for the for swift price action in the soy complex resulting in losses being posted to the Fund. The metals were flat as profits from our long base positions were unable to compensate for the losses sustained from our gold and silver positions.

Profits were posted to the Fund in September due to key macroeconomic data releases, including improved household and business confidence. Fixed income futures rallied as sentiment began to swing back towards interest rates being on hold for an extended period of time. The long equities positions rallied for the reasons outlined earlier with the Fund viewing most dips within the month as buying opportunities. Losses were posted to the Fund in the energy sector due to long positions in crude oil and refined energy products after unexpected build up in inventories caused a large sell off. The currency sector also posted profits to the Fund.  The United States dollar Index Future traded down to levels not seen since September 2008 as Central Banks and macro funds shunned the United States dollar on improving global sentiment. The agriculture sector posted profits to the Fund due to short wheat positions which benefited from bearish harvest yields pushing it to a year low. The metals sector also posted profits to the Fund due to long gold and silver positions, the former trading above $1000.

The Fund has no applicable off-balance sheet arrangements and tabular disclosure or contractual obligations of the type described in Items 303(a)(4) and 303(a)(5) of Regulation S-K.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Introduction

The Fund is a speculative commodity pool. The market sensitive instruments held by it are acquired for speculative trading purposes and all or substantially all of the Fund’s assets are subject to the risk of trading loss.  Unlike an operating company, the risk of market sensitive instruments is integral, not incidental, to the Fund’s main line of business.

Market movements result in frequent changes in the fair market value of the Fund’s open positions and, consequently, in its earnings and cash flow. The Fund’s market risk is influenced by a wide variety of factors, including the level and volatility of interest rates, exchange rates, equity price levels, the market value of financial instruments and contracts, the diversification effects among the Fund’s open positions and the liquidity of the markets in which it trades.

The Fund, under the direction of the trading advisors, rapidly acquires and liquidates both long and short positions in a wide range of different markets.  Consequently, it is not possible to predict how a particular future market scenario will affect performance, and the Fund’s past performance is not necessarily indicative of its future results.

Value at Risk is a measure of the maximum amount which the Fund could reasonably be expected to lose in a given market sector. However, the inherent uncertainty of the Fund’s speculative trading and the recurrence in the markets traded by the Fund of market movements far exceeding expectations could result in actual trading or non-trading losses far beyond the indicated Value at Risk or the Fund’s experience to date (i.e., “risk of ruin”). In light of the foregoing, as well as the risks and uncertainties intrinsic to all future projections, the quantifications included in this section should not be considered to constitute any assurance or representation that the Fund’s losses in any market sector will be limited to Value at Risk or by the Fund’s attempts to manage its market risk.

Quantifying The Fund’s Trading Value At Risk

Quantitative Forward-Looking Statements

The following quantitative disclosures regarding the Fund’s market risk exposures contain “forward-looking statement” within the meaning of the safe harbor from civil liability provided for such statements by the Private Securities Litigation Reform Act of 1995 (set forth in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934).  All quantitative disclosures in this section are deemed to be forward-looking statements for purposes of the safe harbor, except for statements of historical fact.

The Fund’s risk exposure in the various market sectors traded by Bluetrend is quantified below in terms of Value at Risk.  Due to the Fund’s mark-to-market accounting, any loss in the fair value of the Fund’s open positions is directly reflected in the Fund’s earnings (realized or unrealized) and cash flow (at least in the case of exchange-traded contracts in which profits and losses on open positions are settled daily through variation margin) Exchange maintenance margin requirements have been used by the Fund as the measure of its Value at Risk.

Maintenance margin requirements are set by exchanges to equal or exceed the maximum loss in the fair value of any given contract incurred in 95%-99% of the one-day time periods included in the historical sample (generally approximately one year) researched for purposes of establishing margin levels.  The maintenance margin levels are established by dealers and exchanges using historical price studies as well as an assessment of current market volatility (including the implied volatility of the options on a given futures contract) and economic fundamentals to provide a probabilistic estimate of the maximum expected near-term one-day price fluctuation.

In the case of market sensitive instruments which are not exchange-traded (almost exclusively currencies in the case of the Fund), the margin requirements for the equivalent futures positions have been used as Value at Risk.  In those rare cases in which a futures-equivalent margin is not available, dealers’ margins have been used.

100% positive correlation in the different positions held in each market risk category has been assumed.  Consequently, the margin requirements applicable to the open contracts have been aggregated to determine each trading category’s aggregate Value at Risk.  The diversification effects resulting from the fact that the Fund’s positions are rarely, if ever, 100% positively correlated have not been reflected.

The Fund's Trading Value at Risk in Different Market Sectors

The following table indicates the average, highest and lowest trading Value at Risk associated with the Fund’s open positions by market category for the nine months ended September 30, 2009 and September 30, 2008 the Fund’s average Month-end Net Asset Value for all other purposes was $54,838,536 and $36,029,745, resepectively.

**September 30, 2009**

| Market Sector | Average Value at Risk | % of Average Capitalization | Highest Value at Risk | Lowest Value at Risk |
|---|---|---|---|---|
| Agricultural Commodities | 12,820 | 0.02% | 18,656 | 2,789 |
| Currencies | 27,863 | 0.05% | 70,575 | 2,177 |
| Energy | 58,059 | 0.11% | 139,807 | 4,902 |
| Interest Rates | 4,627,320 | 8.44% | 8,234,027 | 3,028,582 |
| Metals | 11,636 | 0.02% | 24,711 | 4,048 |
| Stock Indices | 114,419 | 0.21% | 400,494 | 9,804 |
| Total | 4,852,117 | 8.86% | 8,888,271 | 3,052,302 |

Average capitalization of BlueTrend is $54,838,536

**September 30, 2008**

| Market Sector | Average Value at Risk | % of Average Capitalization | Highest Value At Risk | Lowest Value At Risk |
|---|---|---|---|---|
| Agricultural Commodities | $ 12,073 | 0.03% | $ 12,073 | $ 12,073 |
| Energy | 23,984 | 0.07% | 23,984 | 23,984 |
| Interest Rates | 1,854,518 | 5.15% | 1,854,518 | 1,854,518 |
| Metals | 24,924 | 0.07% | 24,924 | 24,924 |
| Currencies | 35,515 | 0.10% | 35,515 | 35,515 |
| Stock Indices | 193,271 | 0.54% | 193,271 | 193,271 |
| Total | $ 2,144,284 | 5.96% | $ 2,144,286 | $ 2,144,285 |

Average capitalization of BlueTrend is $36,029,745.

Material Limitations on Value at Risk as an Assessment of Market Risk

The
face value of the market sector instruments held by the Fund is typically many times the applicable maintenance margin requirement (maintenance margin requirements generally ranging between approximately 1% and 10% of contract face value) as well as many times the capitalization of the Fund.  The magnitude of the Fund's open positions creates a "risk of ruin" not typically found in most other investment vehicles.  Because of the size of its positions, certain market conditions — unusual, but historically recurring from time to time — could cause the Fund to incur severe losses over a short period of time.   The foregoing Value at Risk table — as well as the past performance of the Fund — gives no indication of this "risk of ruin."

Non-Trading Risk

Foreign Currency Balances; Cash on Deposit with MLPF&S

The Fund has non-trading market risk on its foreign cash balances not needed for margin. However, these balances (as well as the market risk they represent) are immaterial.

The Fund also has non-trading market risk on the approximately 90%-95% of its assets which are held in cash at MLPF&S. The value of this cash is not interest rate sensitive, but there is cash flow risk in that if interest rates decline so will the cash flow generated on these monies. This cash flow risk is immaterial.

Qualitative Disclosures Regarding Primary Trading Risk Exposures

The following qualitative disclosures regarding the Fund’s market risk exposures -- except for (i) those disclosures that are statements of historical fact and (ii) the descriptions of how the Fund manages its primary market risk exposures -- constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. The Fund’s primary market risk exposures as well as the strategies used and to be used by MLAI and Bluetrend for managing such exposures are subject to numerous uncertainties, contingencies and risks, any one of which could cause the actual results of the Fund’s risk controls to differ materially from the objectives of such strategies. Government interventions, defaults and expropriations, illiquid markets, the emergence of dominant fundamental factors, political upheavals, changes in historical price relationships, and an influx of new market participants, increased regulation and many other factors could result in material losses as well as in material changes to the risk exposures and the risk management strategies of the Fund. There can be no assurance that the Fund’s current market exposure and/or risk management strategies will not change materially or that any such strategies will be effective in either the short- or long-term. Investors must be prepared to lose all or substantially all of the time value of their investment in the Fund.

The following were the primary trading risk exposures of the Fund as of September 30, 2009, by market sector.

Interest Rates

Interest rate risk is the principal market exposure of the Fund.  Interest rate movements directly affect the price of derivative sovereign bond positions held by the Fund and indirectly the value of its stock index and currency positions. Interest rate movements in one country as well as relative interest rate movements between countries materially impact the Fund's profitability. The Fund's primary interest rate exposure is to interest rate fluctuations in the United States and the other G-7 countries.  However, the Fund also takes positions in the government debt of smaller nations e.g., Australia. MLAI anticipates that G-7 interest rates will remain the primary market exposure of the Fund for the foreseeable future.

Currencies

The Fund trades in a number of currencies. The Fund does not anticipate that the risk profile of the Fund's currency sector will change significantly in the future. The currency trading Value at Risk figure includes foreign margin amounts converted into U.S. dollars with an incremental adjustment to reflect the exchange rate risk of maintaining Value at Risk in a functional currency other than U.S. dollars.

Metals

The Fund's metals market exposure is to fluctuations in the price of precious and non-precious metals.

Agricultural Commodities

The Fund's primary agricultural commodities exposure is to agricultural price movements which are often directly affected by severe or unexpected weather conditions. Soybeans, grains, and livestock accounted for the substantial bulk of the Fund's agricultural commodities exposure as of September 30, 2009. However, it is anticipated that the Fund will maintain an emphasis on cotton, grains and sugar, in which the Fund has historically taken its largest positions.

Energy

The Fund's primary energy market exposure is to natural gas and crude oil price movements, often resulting from political developments in the Middle East. Oil prices can be volatile and substantial profits and losses have been and are expected to continue to be experienced in this market.

Qualitative Disclosures Regarding Non-Trading Risk Exposure

The following were the only non-trading risk exposures of the Fund as of September 30, 2009.

Foreign Currency Balances

The Fund's primary foreign currency balances are in Japanese yen, Swedish krona and Euros.

U.S. Dollar Cash Balance

The Fund holds U.S. dollars only in cash at MLPF&S. The Fund has immaterial cash flow interest rate risk on its cash on deposit with MLPF&S in that declining interest rates would cause the income from such cash to decline.

Item 4. Controls and Procedures

MLAI, the Sponsor of ML Bluetrend FuturesAccess LLC, with the participation of the Sponsor’s Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the design and operation of its disclosure controls and procedures with respect to the Fund for the nine months ended September 30 2009 and, based on this evaluation, has concluded that these disclosure controls and procedures are effective.  Additionally, there were no significant changes in the Fund’s internal controls or in other factors for the nine months ended September 30, 2009 that has materially affected, or is reasonably likely to materially affect, the Fund’s internal control over financial reporting.

* * * * * * *

To the best of the knowledge and belief of the undersigned, the information contained in this report is accurate and complete.

__________________________

Barbara E. Kocsis

Chief Financial Officer

Merrill Lynch Alternative Investments LLC

Sponsor of

ML BlueTrend FuturesAccess LLC